Exhibit 99.34

EXECUTION COPY

UNDERWRITING AGREEMENT

August 25, 2020

Red White & Bloom Brands Inc.

789 West Pender Street, Suite 810

Vancouver, British Columbia  V6C 1H2

Attention: Brad Rogers, Chief Executive Officer

Dear Sir:

Based upon and subject to the terms and conditions set out in this Agreement, PI Financial Corp. (“PI Financial”), as sole bookrunner, together with Eight Capital, as co-lead underwriters (the “Co-Lead Underwriters”), and Canaccord Genuity Corp. and Echelon Wealth Partners Inc. (collectively with the Co-Lead Underwriters, the “Underwriters”) hereby offer to purchase, on a “bought deal” basis, severally and not jointly in their respective proportions set out in Section 16 of this Agreement, from Red White & Bloom Brands Inc. (the “Company”), and the Company hereby agrees to sell to the Underwriters on the Closing Date (as defined herein), 29,000,000 units of the Company (the “Offered Units”), at a price of $0.75 per Offered Unit (the “Offering Price”), for aggregate gross proceeds to the Company of $21,750,000. Each Offered Unit shall consist of one Common Share (as defined herein) (each a “Unit Share”) and one Common Share purchase warrant (each, a “Warrant”). The Warrants will be issued on the Closing Date pursuant to a warrant indenture to be dated as of the Closing Date between National Securities Administrators Ltd. (the “Warrant Agent”) and the Company (the “Warrant Indenture”). Each Warrant will entitle the holder to purchase one Common Share (a “Warrant Share”) at a price of $1.00 until the date that is the earlier of: (i) 24 months following the Closing Date; and (ii) the date specified in any Acceleration Notice (as defined herein).

In addition, the Company hereby grants an option (the “Over-Allotment Option”) to the Underwriters entitling the Underwriters to acquire from the Company, on and subject to the terms and conditions contained herein, until the 30th date following the Closing Date, up to 4,350,000 additional Offered Units (the “Additional Units”) at the Offering Price for additional gross proceeds of up to $3,262,500. The Over-Allotment Option will be exercisable to purchase: (i) Additional Units at the Offering Price, (ii) additional Unit Shares (the “Additional Shares”) at a price of $0.67 per Additional Share, (iii) additional Warrants (“Additional Warrants”) at a price of $0.08 per one Additional Warrant, or (iv) a combination thereof, so long as (A) the number of Additional Units does not exceed 4,350,000, (B) the number of Additional Shares does not exceed 4,350,000, and (C) the number of Additional Warrants (including Warrants forming part of the Additional Units) does not exceed 4,350,000. The Underwriters shall be under no obligation whatsoever to exercise the Over-Allotment Option in whole or in part.

Unless otherwise specifically referenced or unless the context otherwise requires, the Offered Units and the Additional Units, Additional Shares and/or Additional Warrants are collectively referred to herein as the “Offered Securities”, all references to “Offered Units” herein shall include the Additional Units, all references to “Unit Shares” herein shall include the Common Shares comprising the Additional Units and the Additional Shares, all references to “Warrants” herein shall include the Additional Warrants, all references to “Warrant Shares” herein shall include the Common Shares issuable upon exercise of the

Additional Warrants and the offering of the Offered Securities by the Company is hereinafter referred to as the “Offering”.

The Offered Units may be distributed in each of the provinces of Canada, except Quebec (the “Qualifying Jurisdictions”) pursuant to the Final Prospectus (as defined herein). Subject to applicable law, including Canadian Securities Laws (as defined herein) and U.S. Securities Laws (as defined herein), and the terms of this Agreement, the Offered Units may also be distributed outside Canada where they may be lawfully sold on a basis exempt from the prospectus, registration and similar requirements of any such jurisdictions, including the United States in accordance with Schedule “B” hereto.

The Underwriters shall be entitled (but not obligated) in connection with the Offering to retain as subagents other registered securities dealers for the purposes of arranging for purchases of the Offered Units (each, a “Selling Firm”), at no additional cost to the Company. The fee payable to any Selling Firm shall be for the account of the Underwriters.

In consideration of the services to be rendered by the Underwriters hereunder, the Underwriters will receive a cash fee (the “Underwriters’ Commission”) equal to 6.0% of the gross proceeds received by the Company from the Offering (including any gross proceeds from the sale of the Additional Units, Additional Shares and/or Additional Warrants). As additional consideration for the services to be rendered by the Underwriters hereunder, the Underwriters shall be issued Compensation Options (the “Compensation Options”) equal to 6.0% of the aggregate number of Offered Units sold hereunder (including from the sale of the Additional Units, Additional Shares and/or Additional Warrants). The Compensation Options will be qualified for distribution under the Final Prospectus. Each Compensation Option will entitle the holder to purchase one Offered Unit (each, a “Compensation Option Unit”) at the Offering Price for a period of 24 months following the Closing Date.

The parties acknowledge that the Offered Units, the Unit Shares, the Warrants, the Warrant Shares, the Compensation Options, the Compensation Option Units, the Compensation Option Shares (as defined herein), the Compensation Option Warrants (as defined herein) and the Compensation Option Warrant Shares (as defined herein), as applicable, have not been and will not be registered under the U.S. Securities Act (as defined herein) or the securities laws of any state of the United States (as defined herein) and may not be offered or sold in the United States, except pursuant to exemptions from the registration requirements of the U.S. Securities Act and the applicable laws of any state of the United States in the manner specified in this Agreement and pursuant to the representations, warranties, acknowledgments, agreements and covenants of the Company and the Underwriters and the U.S. Affiliates (as defined herein) contained in Schedule “B” hereto. All actions to be undertaken by the Underwriters in the United States in connection with the matters contemplated herein shall be undertaken through the U.S. Affiliates.

DEFINITIONS AND INTERPRETATION

In this Agreement:

“Acceleration Notice” means the notice of acceleration deliverable to holders of Warrants upon the Company’s exercise of the Acceleration Right;

“Acceleration Right” means the right of the Company to accelerate the expiry date of the Warrants to the date which is not less than 30 days after the date the Acceleration Notice is provided to the holders of Warrants if the volume-weighted average trading price of the Common Shares exceeds $1.50 for a period, following the Closing Date, of 10 consecutive trading days on the CSE;

“Additional Shares” has the meaning given to that term in the second paragraph of this Agreement;

“Additional Units” has the meaning given to that term in the second paragraph of this Agreement;

“Additional Warrants” has the meaning given to that term in the second paragraph of this Agreement;

“affiliate”, “associate”, “distribution”, “material change”, “material fact”, and “misrepresentation” have the respective meanings given to them in the Ontario Act;

“Agreement” means this Underwriting Agreement and not any particular article or section or other portion except as may be specified and words such as “hereof”, “hereto”, “herein” and “hereby” refer to this Agreement as the context requires;

“BCBCA” means the Business Corporations Act (British Columbia);

“BCSC” means the British Columbia Securities Commission;

“Bid Letter” means the letter agreement dated August 19, 2020, as amended on August 20, 2020, between the Company and PI Financial Corp., relating to the Offering;

“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Toronto, Ontario or Vancouver, British Columbia are not open for business;

“Canadian Securities Commissions” means, collectively, the applicable securities commissions or other securities regulatory authority in each of the Qualifying Jurisdictions (including the CSE);

“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published policy statements, blanket orders, instruments and notices of the Canadian Securities Commissions and all discretionary orders or rulings, if any, of the Canadian Securities Commissions made in connection with the transactions contemplated by this Agreement;

“Cannabis Laws” means the regulations made under certain U.S. laws, statutes and/or regulations, as applicable, relating to the cultivation, processing, extraction, tracking, distribution or possession of cannabis and cannabis related products and substances in the U.S. and other related orders, judgements, or decrees;

“CDS” means CDS Clearing and Depository Services Inc.;

“Closing” means the completion of the issue and sale by the Company and the purchase by the Purchasers or the Underwriters, as applicable, of the Offered Units as contemplated by this Agreement;

“Closing Date” means September 15, 2020 or such other date as the Company and the Co-Lead Underwriters may agree in writing;

“Closing Time” means 8:30 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Company and the Co-Lead Underwriters may agree in writing;

“Co-Lead Underwriters” has the meaning given to that term in the first paragraph of this Agreement;

“Common Shares” means the common shares in the capital of the Company;

“comparables” has the meaning given to that term in NI 44-101;

“Compensation Options” has the meaning given to that term in the sixth paragraph of this Agreement;

“Compensation Option Certificates” means the definitive certificates representing the Compensation Options in a form acceptable to the Underwriters and the Company;

“Compensation Option Shares” means the Common Shares issuable upon exercise of the Compensation Options;

“Compensation Option Units” has the meaning given to that term in the sixth paragraph of this Agreement;

“Compensation Option Warrant Shares” means the Common Shares issuable upon exercise of the Compensation Option Warrants;

“Compensation Option Warrants” means the Warrants issuable upon exercise of the Compensation Options;

“Company” has the meaning given to that term in the first paragraph of this Agreement;

“Company’s Auditors” means such firm of chartered accountants as the Company may have appointed or may from time to time appoint as auditors of the Company;

“Continuing Underwriters” has the meaning given to that term in Section 16;

“CSE” means the Canadian Securities Exchange;

“Debt Instrument” means any mortgage, note, indenture, loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Company or any Subsidiary is a party or otherwise bound;

“Disclosure Documents” means, collectively, all of the documentation which has been filed by or on behalf of the Company with the relevant Securities Commissions pursuant to the requirements of Canadian Securities Laws, including all press releases, material change reports (excluding any confidential material change report) and financial statements of the Company since January 1, 2017;

“Documents Incorporated by Reference” means all financial statements, management information circulars, annual information forms, material change reports, business acquisition reports, marketing materials or other documents filed by the Company on SEDAR, whether before or after the date of this Agreement, that are required by Canadian Securities Laws to be incorporated by reference into the Preliminary Prospectus, the Final Prospectus or any Supplementary Material, as applicable;

“Environmental Laws” means any federal, provincial, state, local or municipal statute, law, rule, regulation, ordinance, code, policy or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of Hazardous Materials or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials;

“Environmental Permits” means permits, authorizations and approvals required under any Environmental Laws to carry on business as currently conducted;

“Final Prospectus” means the (final) short form prospectus of the Company, including all Documents Incorporated by Reference, to be approved, signed and certified in accordance with the Canadian Securities Laws, relating to the qualification for distribution of the Offered Units and the Compensation Options under Canadian Securities Laws, which is to be filed with the BCSC (as principal regulator) and each of the other Canadian Securities Commissions pursuant to the Passport System;

“Final Receipt” means a receipt for the Final Prospectus issued in accordance with the Passport System;

“Financial Data” means financial information, including the Financial Statements, and statistical and accounting data (other than industry data derived from industry sources or based upon estimates of management of the applicable person);

“Financial Statements” means, collectively: the unaudited condensed consolidated interim financial statements of the Company for the period ending January 31, 2020; the unaudited condensed consolidated interim financial statements of MichiCann Medical Inc. (“MichiCann”) for the period ending March 31, 2020; the audited consolidated financial statements of MichiCann as at and for the years ended December 31, 2019 and 2018; the audited consolidated financial statements of the Company as at and for the years ended July 31, 2019 and 2018; and any other financial statements of the Company or MichiCann included in the Documents Incorporated by Reference, including the notes to such statements and the related auditors’ report on such statements, where applicable, prepared in accordance with IFRS;

“Governmental Authority” means any governmental authority and includes any national or federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing;

“Hazardous Materials” means chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, or any successor entity, applicable as at the date on which such principles are applied;

“including” means including without limitation;

“Indemnified Party” or “Indemnified Parties” has the meaning given to that term in subsection 13(a);

“Intellectual Property” has the meaning given to that term in subsection 5(rr);

“knowledge of the Company” (or similar phrases) means, with respect to the Company, the knowledge of its directors and officers after due and diligent inquiry;

“Leased Premises” means the premises which are material to the Company or any Subsidiary, and which the Company or any Subsidiary occupies as a tenant;

“Licences” has the meaning given to that term in subsection 5(xxx);

“Liens” means any mortgage, charge, pledge, encumbrance, hypothec, security interest, prior claim, demand or lien (statutory or otherwise), in each case, whether contingent or absolute;

“marketing materials” has the meaning given to that term in NI 41-101;

“Marketing Materials” means the term sheet dated August 21, 2020 in respect of the Offering;

“Material Adverse Effect” means the effect resulting from any change (including a decision to implement such a change made by the board of directors or by senior management who believe that confirmation of the decision of the board of directors is probable), event, violation, inaccuracy or circumstance that is materially adverse to the business, assets (including intangible assets), liabilities, capitalization, ownership, prospects, financial condition, or results of operations of the Company and the Subsidiaries, taken as a whole or that is or is reasonably likely to be materially adverse to the Company’s ability to complete the transactions contemplated by this Agreement;

“Material Agreement” means any material contract, commitment, agreement (written or oral), instrument, lease or other document, including licence agreements and agreements relating to Intellectual Property, to which the Company or any Subsidiary are a party or to which its property or assets are otherwise bound;

“MI 11-102” means Multilateral Instrument 11-102 – Passport System;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

“Offered Securities” has the meaning given to that term in the third paragraph of this Agreement;

“Offered Units” has the meaning given to that term in the first and third paragraphs of this Agreement;

“Offering” has the meaning given to that term in the third paragraph of this Agreement;

“Offering Documents” means, collectively, the Preliminary Prospectus, the Final Prospectus, the U.S. Memorandum and any Supplementary Material;

“Offering Price” has the meaning given to that term in the first paragraph of this Agreement;

“Ontario Act” means the Securities Act (Ontario);

“OTCQX” means the OTCQX Market;

“Over-Allotment Closing” has the meaning given to that term in subsection 8(b);

“Over-Allotment Closing Date” has the meaning given to that term in subsection 8(a);

“Over-Allotment Closing Time” means 8:30 a.m. (Toronto time) on the Over-Allotment Closing Date or such other time on the Over-Allotment Closing Date as the Company and the Co-Lead Underwriters may agree in writing;

“Over-Allotment Option” has the meaning given to that term in the second paragraph of this Agreement;

“Over-Allotment Option Notice” has the meaning given to that term in subsection 8(a);

“Owned Real Property” means the property, including (i) 14240 Greenhouse Avenue, Granville, Illinois 61326; (ii) 1665 Main Street, Springfield, Massachusetts 01103; and (iii) 3 Quabbin Boulevard, Lot 3 and 6F, Orange, Massachusetts 01364, owned by the Company or its Subsidiaries;

“Passport System” means the system and procedures described under MI 11-102 and NP 11-202;

“person” includes any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

“Personnel” has the meaning given to that term in subsection 13(a);

“Portfolio Companies” means, collectively, the material entities described in the Offering Documents as portfolio companies or investees of the Company and its Subsidiaries, together with their respective subsidiaries;

“Preliminary Prospectus” means the preliminary short form prospectus of the Company dated even date herewith, including all Documents Incorporated by Reference, to be approved, signed and certified in accordance with the Canadian Securities Laws, relating to the qualification for distribution of the Offered Units and the Compensation Options under Canadian Securities Laws, which is to be filed with the BCSC (as principal regulator) and each of the other Canadian Securities Commissions pursuant to the Passport System;

“Preliminary Receipt” means a receipt for the Preliminary Prospectus issued in accordance with the Passport System;

“Principal Securityholders” means all securityholders of the Company that own, at the Closing Date and any Over-Allotment Closing Date, securities representing 5% of the outstanding equity of the Company, after giving effect to the exercise of convertible securities owned or controlled or directed by them;

“Prospectus” means, collectively, the Preliminary Prospectus, the Final Prospectus and any amendments thereto;

“Purchasers” means the persons who, as purchasers, acquire the Offered Units;

“Qualified Institutional Buyer” means a “qualified institutional buyer” as that term is defined in Rule 144A;

“Qualifying Jurisdictions” has the meaning given to that term in the fourth paragraph of this Agreement;

“Refusing Underwriter” has the meaning given to that term in Section 16;

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

“Rule 144A” means Rule 144A adopted by the SEC under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Securities Commissions” means, collectively, the Canadian Securities Commission and, if applicable, the SEC and FINRA and any applicable securities regulatory authority of any state of the United States;

“Securities Laws” means, unless the context otherwise requires, the Canadian Securities Laws, the U.S. Securities Laws and all applicable securities laws in each of the Qualifying Jurisdictions, the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, multilateral and national instruments, orders, blanket rulings, notices and other regulatory instruments of the securities regulatory authorities in such jurisdictions;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Selling Firm” has the meaning given to that term in the fifth paragraph of this Agreement;

“standard term sheet” has the meaning given to that term in NI 41-101;

“Subsidiaries” means the material subsidiaries of the Company as listed in Schedule “A”, and “Subsidiary” means any one of them;

“subsidiary” has the meaning given to that term in the BCBCA;

“Supplementary Material” means, collectively, any amendment to the Preliminary Prospectus, the Final Prospectus or the U.S. Memorandum, an amendment to any of the Offering Documents or any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under Securities Laws relating to the Offering;

“Tax Act” means the Income Tax Act (Canada);

“Taxes” has the meaning given to that term in subsection 5(jj);

“template version” has the meaning given to that term in NI 41-101;

“Transaction Documents” means, collectively, this Agreement, the Warrant Indenture, the Compensation Option Certificates and the certificates, if any, representing the Offered Securities, the Warrant Shares, the Compensation Option Shares, the Compensation Option Warrants, the Compensation Option Warrant Shares and any other documents or agreements executed in connection with the transactions contemplated hereunder;

“Transfer Agent” means the registrar and transfer agent for the Common Shares, currently National Securities Administrators Ltd.;

“Underwriters” has the meaning given to that term in the first paragraph of this Agreement;

“Underwriters’ Commission” has the meaning given to that term in the sixth paragraph of this Agreement;

“Underwriters’ Information” means information and statements relating solely to the Underwriters which have been provided by an Underwriter to the Company in writing specifically for use in the Offering Documents;

“Unit Shares” has the meaning given to that term in the first and third paragraphs of this Agreement;

“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Affiliate” means an Underwriter’s duly registered broker-deal affiliate in the United States;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder

“U.S. Memorandum” has the meaning given to that term in subsection 3(c);

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means the United States federal securities laws, including, without limitation, the U.S. Securities Act and the U.S. Exchange Act and the rules and regulations promulgated thereunder and as may be amended from time to time, and applicable state securities laws;

“Warrant” has the meaning given to that term in the first and third paragraphs of this Agreement;

“Warrant Agent” has the meaning given to that term in the first paragraph of this Agreement;

“Warrant Indenture” has the meaning given to that term in the first paragraph of this Agreement; and

“Warrant Share” has the meaning given to that term in the first and third paragraphs of this Agreement.

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

(a)the division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or the interpretation of this Agreement. References herein to sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement;

(b)references herein to any agreement or instrument, including this Agreement, are deemed to be references to the agreement or instrument as varied, amended, modified, supplemented or replaced from time to time, and any specific references herein to any legislation or enactment are deemed to be references to such legislation or enactment as the same may be amended or replaced from time to time; and

(c)(i) words importing only the singular number include the plural and vice versa and words importing gender include all genders; and (ii) all references to dollars or “$” are to Canadian dollars.

The following schedules are attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” – Subsidiaries

Schedule “B” – Terms and Conditions for United States Offers and Sales

TERMS AND CONDITIONS

1.Company’s Covenants.

The Company makes the following covenants to the Underwriters, and acknowledges that each of them is relying on such covenants in purchasing the Offered Units.

(a)Promptly after the execution and delivery of this Agreement by the parties hereto, the Company shall file under Canadian Securities Laws the Preliminary Prospectus and other documents relating to the proposed distribution of the Offered Units in the Qualifying Jurisdictions, and the Company shall use its commercially reasonable best efforts to obtain the Preliminary Receipt from the BCSC (as principal regulator) and each of the other Canadian Securities Commissions pursuant to the Passport System dated the date hereof.

(b)The Company shall use its commercially reasonable best efforts to satisfy all comments with respect to the Preliminary Prospectus as soon as possible after receipt of such comments. The Company shall prepare and file under the Canadian Securities Laws the Final Prospectus and other documents relating to the proposed distribution of the Offered Units in the Qualifying Jurisdictions, and the Company shall use its commercially reasonable best efforts to obtain the Final Receipt from the BCSC (as principal regulator) and each of the other Canadian Securities Commissions pursuant to the Passport System dated on or before September 8, 2020.

(c)Until the earlier of the date on which the distribution of the Offered Units is completed or this Agreement is terminated, the Company will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Canadian Securities Laws to continue to qualify the distribution of the Offered Units and the Compensation Options or, in the event that the Offered Units, Compensation Options or any of them, have, for any reason, ceased to so qualify, to so qualify again such securities, as applicable, for distribution.

(d)Provided the Underwriters have timely taken all action required by them hereunder and under Securities Laws to permit the Company to do so, the Company shall use its commercially reasonable best efforts to secure compliance with all Securities Laws on a timely basis in connection with the distribution of the Offered Units and the Compensation Options, including the payment of all filing fees required to be paid by it in connection therewith.

(e)Prior to the Closing Time and any Over-Allotment Closing Time, the Company will allow the Underwriters (and their counsel and consultants) to conduct all due diligence which the Underwriters may reasonably require or which may be considered necessary or appropriate by the Underwriters. The Company will provide to the Underwriters (and their counsel) reasonable access to the properties, senior management personnel and corporate, financial and other records of the Company and the Subsidiaries, for the purposes of conducting such due diligence. Without limiting the scope of the due diligence inquiry which the Underwriters (or their counsel) may conduct, the Company shall also make available its directors, senior management, auditors and counsel to answer any reasonable questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to Closing and any Over-Allotment Closing and prior to filing each of the Preliminary Prospectus and the Final Prospectus and any amendment thereto.

(f)The Company covenants to use its best efforts to obtain the necessary final approval, if any, of the CSE and OTCQX for the Offering on such terms as are customary.

(g)During the period from the date hereof until the Closing and any Over-Allotment Closing, the Company covenants to promptly provide to the Underwriters and the Underwriters’ counsel, prior to the publication, filing or issuance thereof, any communication to the public.

(h)The Company covenants to apply the net proceeds from the Offering in accordance with the parameters described in the Prospectus.

(i)The Company covenants to advise the Underwriters, promptly after receiving notice thereof, of the time when the Preliminary Prospectus, Final Prospectus and any Supplementary Material have been filed and receipts therefor have been obtained pursuant to NP 11-202 and will provide evidence satisfactory to the Underwriters of each such filing and copies of such receipts.

(j)The Company covenants to advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i)the issuance by any Securities Commission of any order suspending or preventing the use of the Preliminary Prospectus, the Final Prospectus, the U.S. Memorandum or any Supplementary Material;

(ii)the institution, threatening or contemplation of any proceeding for any such purposes;

(iii)any order, ruling, or determination having the effect of suspending the sale or ceasing the trading in the Common Shares or any securities of the Company having been issued by any Securities Commission or the institution, threatening or contemplation of any proceeding for any such purposes; or

(iv)any requests made by any Securities Commission for amending or supplementing the Preliminary Prospectus, the Final Prospectus or U.S. Memorandum or for additional information, and will use its commercially reasonable best efforts to prevent the issuance of any order referred to in (i) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible.

(k)The Company covenants that the Company shall (i) not take any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the CSE and/or the OTCQX and the Company shall use its commercially reasonable best efforts to comply with the rules and regulations thereof, and (ii) use its commercially reasonable best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of Canadian Securities Laws in each of the Qualifying Jurisdictions.

(l)The Company shall not, without the prior written consent of the Co-Lead Underwriters, on behalf of the Underwriters, after discussion therewith, which consent shall not be unreasonably withheld, directly or indirectly offer, issue, pledge, sell, contract to sell, announce an intention to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any Common Shares or securities convertible into or exchangeable for Common Shares for a period ending 90 days after the Closing Date, other than: (i) the exercise of the Over-Allotment Option; (ii) the issuance of Common Shares in connection with the exercise of any currently outstanding options or warrants or other securities convertible into Common Shares of the Company, (iii) the issuance of options to acquire Common Shares pursuant to the Company’s stock option plan or other compensation arrangements in place prior to the date hereof; and (iv) to satisfy any other currently outstanding instruments or other contractual commitments in relation to any transaction that has been previously disclosed in writing to the Underwriters.

(m)The Company shall allow the Underwriters to participate in the preparation of the Preliminary Prospectus, the Final Prospectus, the U.S. Memorandum and any Supplementary Material that the Company is required to file or prepare under Securities Laws relating to the Offering.

(n)The Company will not offer or sell the Offered Securities in the United States except in accordance with the terms of this Agreement, including Schedule “B” hereto.

(o)The Company shall file its unaudited condensed consolidated interim financial statements for the period ending June 30, 2020 with the Canadian Securities Commissions on SEDAR by no later than August 31, 2020.

(p)The Company shall ensure that at the Closing Time and any Over-Allotment Closing Time, the Company and each Subsidiary is validly existing in good standing under the laws of its jurisdiction of formation and under the laws of each jurisdiction in which it owns or leases property, or conducts business.

2.Underwriters’ Representations and Warranties and Covenants.

The Underwriters hereby severally represent and warrant to and covenant with the Company that at least one of the Underwriters is duly qualified and registered to carry on business as securities dealers in each of the Qualifying Jurisdictions where the sale of the Offered Units requires such qualification and/or registration in a manner that permits the sale of the Offered Units on a basis described in subsection 2(a). Each of the Underwriters hereby severally (on its own behalf and not on behalf of any other Underwriters) represents and warrants to, and covenants with, the Company that:

(a)it shall offer and solicit offers for the purchase of the Offered Units in compliance with Securities Laws and the provisions of this Agreement and only from such persons and in such manner that, pursuant to Securities Laws and, subject to the prior consent of the Company, not to be unreasonably withheld, delayed or conditioned, the securities laws of any other jurisdiction applicable to the offer and sale of the Offered Units under this Offering, no prospectus, registration statement or similar document need be delivered or filed, other than any prescribed reports of the issue and sale of the Offered Units and the Preliminary Prospectus and Final Prospectus and, in the case of any jurisdiction other than the Qualifying Jurisdictions, no continuous disclosure obligations will be created;

(b)it shall not provide to prospective Purchasers any document or other material or information that would constitute an “offering memorandum” within the meaning of Canadian Securities Laws without the prior written consent of the Company;

(c)upon the Company obtaining the Preliminary Receipt and the Final Receipt pursuant to the Passport System and NI 44-101, it shall deliver one copy of each of the Offering Documents (other than the Preliminary Prospectus), as applicable, to each of the Purchasers;

(d)it will not offer or sell the Offered Securities in any jurisdiction other than the Qualifying Jurisdictions and the United States (unless agreed to by the Company) in accordance with the terms of this Agreement, including Schedule “B” hereto;

(e)it will refrain from advertising the Offering in (A) printed media of general and regular paid circulation, (B) radio, (C) television, or (D) telecommunication (including electronic display and the Internet) and not make use of any green sheet or other internal marketing document without the consent of the Company, such consent to be promptly considered and not to be unreasonably withheld, delayed or conditioned; and

(f)it will use its commercially reasonable efforts to complete the distribution of the Offered Units pursuant to the Final Prospectus as early as practicable and the Underwriters shall advise the Company in writing when, in the opinion of the Underwriters, they have completed the distribution of the Offered Units and, if required for regulatory compliance purposes, promptly, and in any event, within 30 days after the Closing Date and any Over-Allotment Closing Date, provide a breakdown of the number of Offered Units distributed and proceeds received (A) in each of the Qualifying Jurisdictions, and (B) in any other jurisdiction in which the Offered Units are offered or sold.

It is agreed that no Underwriter will be liable for any act, omission, default or conduct by any other Underwriter or another Underwriter’s U.S. Affiliate or any Selling Firm appointed by another Underwriter under the foregoing Section 2.

3.Deliveries on Filing, Marketing Materials and Related Matters.

(a)Concurrently with the filing of each of the Preliminary Prospectus and the Final Prospectus, as the case may be, the Company shall deliver, or cause to be delivered, to each of the Underwriters, a copy of each of the Preliminary Prospectus and Final

Prospectus, as the case may be, signed by the Company as required by Canadian Securities Laws.

(b)The Company shall deliver without charge to the Underwriters, at those delivery points in the Qualifying Jurisdictions as the Underwriters may reasonably request, as soon as practicable and in any event in the City of Toronto no later than 12:00 p.m. (Toronto time) on the first Business Day after, and to other cities no later than the second Business Day after, each of the Preliminary Receipt and the Final Receipt as applicable, are obtained in each of the Qualifying Jurisdictions under the Passport System, and thereafter from time to time during the distribution of the Offered Units, in such cities as the Underwriters shall notify the Company, as many commercial copies of the Preliminary Prospectus, the Final Prospectus and the U.S. Memorandum (and in the event of any amendment to a Prospectus or U.S. Memorandum, such amendment) as the Underwriters may reasonably request for the purposes contemplated under Securities Laws. The Company will similarly cause to be delivered to the Underwriters, in such cities as the Underwriters may reasonably request, commercial copies of any Supplementary Material required to be delivered to Purchasers or prospective Purchasers. Each delivery of the Preliminary Prospectus, the Final Prospectus, the U.S. Memorandum or any Supplementary Material will have constituted and constitute the Company’s consent to the use of the Preliminary Prospectus, the Final Prospectus, the U.S. Memorandum and any Supplementary Material by the Underwriters for the distribution of the Offered Units in compliance with the provisions of this Agreement and Securities Laws.

(c)The Company shall deliver to the Underwriters the private placement memorandum incorporating the Prospectus prepared for use in connection with the sale of the Offered Units in the United States (the “U.S. Memorandum”), and, forthwith after preparation, any amendment to the U.S. Memorandum.

(d)Concurrently with the filing of the Final Prospectus with the Canadian Securities Commissions, the Company shall deliver to the Underwriters and their counsel one or more “long form” comfort letters dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Company from the Company’s Auditors with respect to financial and accounting information relating to the Company contained in the Final Prospectus, which letter shall be based on a review by the Company’s Auditors within a cut-off date of not more than two Business Days prior to the date of the letter, which letter shall be in addition to the consent letter of the Company’s Auditors addressed to the Canadian Securities Commissions.

(e)Prior to the filing of the Final Prospectus with the Canadian Securities Commissions, the Company shall deliver to the Underwriters copies of all correspondence from the CSE and OTCQX indicating that the applications for the listing and posting for trading on the CSE and OTCQX of the Unit Shares, Warrant Shares Warrants, Compensation Option Shares, Compensation Option Warrants and Compensation Option Warrant Shares has been approved.

(f)If applicable, the Company shall also prepare and deliver promptly to the Underwriters signed copies of all Supplementary Material. Concurrently with the delivery of any Supplementary Material, the Company shall deliver to the Underwriters, with respect to such Supplementary Material, opinions substantially similar to the opinions referred to in Section 7 and comfort letters from the Company’s Auditors substantially similar to the letters referred to in Section 3(d).

(g)Delivery of the Preliminary Prospectus, the Final Prospectus, the U.S. Memorandum and any Supplementary Material by the Company shall constitute the representation and warranty of the Company to the Underwriters that, as at their respective dates:

(i)all information and statements (except Underwriters’ Information) contained in the Preliminary Prospectus, the Final Prospectus, the U.S. Memorandum or any Supplementary Material, as the case may be, are true and correct as at the respective dates of filing, and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Company and the Offered Securities;

(ii)no material fact or information (except Underwriters’ Information) has been omitted therefrom which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii)such documents (except Underwriters’ Information) comply with the requirements of Securities Laws.

Such deliveries shall also constitute the Company’s consent to the Underwriters’ and any Selling Firm’s use of the Offering Document in connection with the distribution of the Offered Units in compliance with this Agreement.

(h)During the period commencing on the date hereof and until completion of the distribution of the Offered Units, the Company will use its commercially reasonable best efforts to promptly provide to the Underwriters drafts of any press releases of the Company for review by the Underwriters and the Underwriters’ counsel prior to issuance, and will not publish those press releases (unless otherwise required by Securities Laws) except with the prior approval of the Co-Lead Underwriters, on behalf of the Underwriters, which approval will not be unreasonably withheld or delayed.

(i)During the distribution of the Offered Units, the Company and the Co-Lead Underwriters shall approve in writing (prior to such time that marketing materials are provided to potential Purchasers) any marketing materials reasonably requested to be provided by the Underwriters to any potential Purchaser, such marketing materials shall comply with Securities Laws. The Company shall file a template version of such marketing materials with the Canadian Securities Commissions as soon as reasonably practicable after such marketing materials are so approved in writing by the Company and the Co-Lead Underwriters, on behalf of the Underwriters, and in any event on or before the day such approved marketing materials are first provided to any potential Purchaser, and such filing shall constitute the Underwriters’ authority to use such marketing materials in connection with the Offering. Any comparables shall be redacted from the template version in accordance with NI 44-101 prior to filing such template version with the Canadian Securities Commissions and a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Canadian Securities Commissions by the Company.

(j)The Company and each of the Underwriters, on a several basis, covenant and agree:

(i)not to provide any potential Purchaser with any marketing materials unless a template version of such marketing materials has been approved in writing and filed by the Company with the Canadian Securities Regulators on or before the day such marketing materials are first provided to any potential Purchaser; and

(ii)other than the Marketing Materials (or such other materials as are required to be delivered to a potential Purchaser under Securities Laws), not to provide any potential Purchaser with any materials or information in relation to the distribution of the Offered Securities or the Company other than (A) such marketing materials that have been approved and filed in accordance with subsection 3(j)(i), (B) the Preliminary Prospectus and the Final Prospectus, and (C) any standard term sheets approved in writing by the Company and the Co-Lead Underwriters.

4.Material Changes.

(a)During the period from the date hereof until the Underwriters notify the Company of the completion of the distribution of the Offered Securities in accordance with their obligations in subsection 2(f), the Company shall promptly inform the Underwriters (and if requested by the Underwriters, confirm such notification in writing) of the full particulars of:

(i)any material change (actual, anticipated, contemplated, threatened, proposed, financial or otherwise) in the assets (including intangible assets), liabilities (contingent or otherwise), business, financial condition, affairs, operations, prospects or capital or ownership of the Company or any Subsidiary;

(ii)any material fact which has arisen or has been discovered or any new material fact that would have been required to have been stated in the Offering Documents had that fact arisen or been discovered on or prior to the date of any of the Offering Documents;

(iii)any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained or incorporated by reference in the Offering Documents or whether any event or state of facts has occurred after the date hereof, which, in any case, is, or may be, of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents, including as a result of any of the Offering Documents containing or incorporating by reference therein an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make any statement therein not false or not misleading in the light of the circumstances in which it was made, or which could result in any of the Offering Documents not complying with the Securities Laws; or

(iv)any notice by any governmental, judicial or regulatory authority requesting any material information, or meeting or hearing, relating to the Company or any Subsidiary or the Offering.

(b)The Company covenants to comply with section 57 of the Ontario Act and with the comparable provisions of the other Canadian Securities Laws, and the Company will prepare and file promptly any Supplementary Material which may be necessary.

(c)During the period commencing on the date hereof until the Underwriters notify the Company of the completion of the distribution of the Offered Securities, the Company will promptly inform the Underwriters in writing of the full particulars of:

(i)any request of any Securities Commission for any amendment to any Offering Document or for any additional information in respect of the Offering or the Company;

(ii)the receipt by the Company of any material communication, whether written or oral, from any Securities Commission, the CSE, OTCQX or any other competent authority, relating to the Preliminary Prospectus, the Prospectus, the distribution of the Offered Securities or the Company;

(iii)any notice or other correspondence received by the Company from any Governmental Authority and any requests from such bodies for information, a meeting or a hearing relating to the Company, any Subsidiary, the Offering, the issue and sale of the Offered Securities or any other event or state of affairs that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; or

(iv)the issuance by any Securities Commission, the CSE, OTCQX or any other competent authority, including any other Governmental Authority, of any order to cease or suspend trading or distribution of any securities of the Company (including the Offered Units, Unit Shares, Warrants, Warrant Shares, Compensation Options, Compensation Option Units, Compensation Option Shares, Compensation Option Warrants and Compensation Option Warrant Shares issuable upon the exercise of the Compensation Option Warrants) or of the institution, threat of institution of any proceedings for that purpose or any notice of investigation that could potentially result in an order to cease or suspend trading or distribution of any securities of the Company (Offered Units, Unit Shares, Warrants, Warrant Shares, Compensation Options, Compensation Option Units, Compensation Option Shares, Compensation Option Warrants and

Compensation Option Warrant Shares issuable upon the exercise of the Compensation Option Warrants).

(d)In addition to the provisions of subsections 4(a), 4(b) and 4(c), the Company shall in good faith discuss with the Underwriters any change, event or fact contemplated in subsections 4(a), 4(b) and 4(c) which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Underwriters under subsection 4(a) and shall consult with the Underwriters with respect to the form and content of any amendment or other Supplementary Material proposed to be filed by the Company, it being understood and agreed that no such amendment or other Supplementary Material shall be filed with any securities regulatory authority prior to the review thereof by the Underwriters and the Underwriters’ counsel, acting reasonably and without delay (unless otherwise required by Securities Laws).

(e)If during the period of distribution of the Offered Units there shall be any change in Securities Laws which, in the opinion of the Underwriters, acting reasonably, requires the preparation or filing of any Supplementary Material, upon written notice from the Underwriters, the Company shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file any such Supplementary Material with the appropriate securities regulatory authority where such filing is required under Securities Laws.

5.Representations and Warranties of the Company. The Company represents and warrants to the Underwriters, and acknowledges that each of them is relying upon such representations and warranties in connection with the completion of the Offering, that as of the date hereof:

(a)each of the Company and the Subsidiaries: (A) is a corporation duly incorporated, continued or amalgamated and validly existing in good standing under the laws of the jurisdiction in which it was incorporated, continued or amalgamated, as the case may be; (B) has all requisite corporate power and authority and is duly qualified and holds all necessary permits, licences and authorizations necessary or required to carry on its business as now conducted to own, lease or operate its properties (including the Owned Real Property) and assets; (C) where required, has been duly qualified as an extra-provincial corporation or foreign corporation for the transaction of business and is in good standing under the laws of each jurisdiction in which it owns or leases property, or conducts business unless, in each case, the failure to do so would not individually or in the aggregate, have a Material Adverse Effect; and (D) no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up;

(b)to the knowledge of the Company, each Portfolio Company is an entity formed and validly existing in good standing under the laws of its jurisdiction of formation and has all requisite power and authority and is duly qualified to carry on its business as now conducted in each of the jurisdictions it carries on business and to own, lease or operate its assets and properties. To the knowledge of the Company, no person has taken any steps or proceedings, voluntary or otherwise, requiring or authorizing any Portfolio Company’s dissolution or winding up;

(c)the Company has and will at the Closing Time have all requisite power and authority to invest in accordance with its investment objectives and strategies as set out in the Prospectus and conduct its business as contemplated thereby;

(d)the Company has all requisite corporate power, authority and capacity to enter into each of the Transaction Documents and to perform the transactions contemplated herein and therein, including, without limitation, to issue the Offered Securities and the Compensation Options and all securities issuable upon exercise of such securities;

(e)Schedule “A” sets out each Subsidiary of the Company and each other entity controlled by the Company, directly or indirectly, and the Company’s direct and indirect holdings in each such Subsidiary are as set out on Schedule “A”. The Company beneficially owns, directly or indirectly, the percentage indicated therein of the issued and outstanding shares or other securities in the capital of the Subsidiaries free and clear of all Liens (other than as disclosed in writing to the Underwriters), all of such shares or other securities have been duly authorized and validly issued and are outstanding as fully paid securities and subject to no further call for contribution and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Company or the Subsidiaries of any interest in any of such securities or for the issue or allotment of any unissued securities in the capital of any of the Subsidiaries or any other security convertible into or exchangeable for any such securities;

(f)each of the Company and its Subsidiaries, as applicable, has good, valid and marketable title to and has all necessary rights in respect of all equity and other interests it holds in Portfolio Companies as described in the Offering Documents, free and clear of all Liens other than as disclosed in writing to the Underwriters;

(g)each of the Company, the Subsidiaries and, to the knowledge of the Company, the Portfolio Companies has conducted and is conducting its business in compliance with all applicable laws and regulations of each jurisdiction in which it carries on business (other than the Controlled Substances Act (CSA) (21 U.S.C. 811) and other federal laws in the United States that make cannabis illegal), and each of the Company, the Subsidiaries and, to the knowledge of the Company, the Portfolio Companies holds all material requisite licences, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on and all such licences, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects. Without limiting the generality of the foregoing, neither Company nor any Subsidiary nor, to the knowledge of the Company, the Portfolio Companies has received a written notice of noncompliance, nor does the Company know of, nor have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits;

(h)the Company is in compliance in all material respects with all of the rules, policies and requirements of the CSE and OTCQX and the Common Shares are currently listed on the CSE and OTCQX and on no other stock exchange or public market;

(i)no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are pending, contemplated or threatened by any regulatory authority;

(j)the Company is currently a “reporting issuer” in the provinces of British Columbia and Ontario and is in compliance, in all material respects, with all of its obligations as a reporting issuer and since incorporation has not been the subject of any investigation by any stock exchange or any Securities Commission, is current with all material filings required to be made by it under Securities Laws and other laws, is not aware of any material deficiencies in the filing of any documents or reports with any Securities Commissions and there is no material change relating to the Company which has occurred and with respect to which the requisite news release or material change report has not been filed with the Securities Commissions, except to the extent that the Offering constitutes a material change;

(k)the Company has not filed any confidential material change report with the Securities Commissions since April 24, 2020;

(l)the Company is qualified under NI 44-101 to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to Canadian Securities Laws;

(m)the Company has not completed any “significant acquisition” within the meaning of NI 51-102) and is not proposing any “probable acquisitions” (within the meaning of such term under NI 44-101F1) that would require the inclusion or incorporation by reference of any additional financial statements or pro forma financial statements in the Prospectus or the filing of a business acquisition report pursuant to Canadian Securities Laws;

(n)neither the Company nor its Subsidiaries has any investment in any person or any agreement, option or commitment to acquire any such investment, except as disclosed in the Offering Documents;

(o)other than the Leased Premises and any Intellectual Property that they licence from third parties, each of the Company and the Subsidiaries is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material properties and assets thereof, and no other property or assets are necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted. Any and all of the agreements and other documents and instruments pursuant to which each of the Company or the Subsidiaries holds the property and assets thereof (including any interest in, or right to earn an interest in, any Intellectual Property) are valid and subsisting agreements, documents and instruments in full force and effect, enforceable in accordance with the terms thereof, and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, and all material leases, licences and other agreements pursuant to which the Company or any Subsidiary derives the interests thereof in such property are in good standing. The Company does not know of any claim or the basis for any claim that might or could materially and adversely affect the right of the Company or any Subsidiary to use, transfer or otherwise exploit their respective assets, none of the properties (or any interest in, or right to earn an interest in, any property) of the Company or any Subsidiary is subject to any right of first refusal or purchase or acquisition right, and neither the Company nor any Subsidiary has a responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property and assets thereof;

(p)no legal or governmental proceedings or inquiries are pending to which the Company or any Subsidiary is a party or to which the property thereof is subject that would result in the revocation or modification of any certificate, authority, permit or licence necessary to conduct the business now owned or operated by the Company or any Subsidiary and, to the knowledge of the Company, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to the Company or any Subsidiary or with respect to the properties or assets thereof;

(q)there are no material actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or, to the best of the Company’s knowledge, pending or threatened against or affecting the Company, any Subsidiary or the directors, officers or employees of the Company or the Subsidiaries, at law or in equity or before or by any commission, board, bureau or agency of any kind whatsoever and, to the best of the Company’s knowledge, there is no basis therefor and neither the Company nor any Subsidiary is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which, either separately or in the aggregate, may have a Material Adverse Effect or that would materially adversely affect the ability of the Company to perform its obligations under the Transaction Documents;

(r)none of the Company or its Subsidiaries or, to the knowledge of the Company, the Portfolio Companies, is in violation of its respective constating documents or in default in any material respect in the performance or observance of any material obligation, Material Agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease, licence or other agreement or instrument to which it is a party or by which it or its property or assets may be bound;

(s)to the knowledge of the Company, no counterparty to any material obligation, Material Agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which the Company or any Subsidiary is a party is in default in the performance or observance thereof;

(t)there are no judgments against the Company or any Subsidiary which are unsatisfied, nor are there any consent decrees or injunctions to which the Company or any Subsidiary is subject;

(u)neither of the Company, its Subsidiaries or, to the knowledge of the Company, a Portfolio Company, has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any Lien or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it;

(v)at the Closing Time and any Over-Allotment Closing Time, all consents, approvals, permits, authorizations or filings as may be required to be made or obtained by the Company under Securities Laws and the policies of the CSE and OTCQX necessary for the execution and delivery of the Transaction Documents and the creation, issuance and sale, as applicable, of the Offered Securities and the Compensation Options and the securities issuable upon exercise thereof, and the consummation of the transactions contemplated thereby, will have been made or obtained, as applicable (other than the filing of post-Closing reports required under Securities Laws within the prescribed time periods, the filing of standard documents with the CSE, which documents shall be filed as soon as practicable after the Closing Date and the Over-Allotment Closing Date and, in any event, within 10 calendar days of the Closing Date, the Over-Allotment Closing Date or within such other deadline imposed by Canadian Securities Laws or the policies of the CSE);

(w)the Offered Securities and the Compensation Options, Warrant Shares, Compensation Option Shares, Compensation Option Warrants and Compensation Option Warrant Shares issuable upon exercise thereof, as applicable, have been authorized and reserved and allotted for issuance, as applicable;

(x)at the Closing Time and any Over-Allotment Closing Time, the Offered Securities and the Compensation Options will be duly and validly issued and created, and in the case of the Unit Shares will be issued as fully paid and non-assessable Common Shares, on payment of the purchase price therefor;

(y)upon the due exercise of the Compensation Options in accordance with the provisions thereof, the Compensation Option Shares and Compensation Option Warrants issuable upon the exercise thereof will be duly and validly issued and, in the case of the Compensation Option Shares will be issued as fully paid and non-assessable Common Shares, on payment of the purchase price therefor;

(z)upon the due exercise of the Compensation Option Warrants in accordance with the provisions thereof, the Compensation Option Warrant Shares issuable upon the exercise thereof will be duly and validly issued as fully paid and non-assessable Common Shares, on payment of the purchase price therefor;

(aa)upon the due exercise of the Warrants in accordance with the provisions thereof, the Warrant Shares issuable upon the exercise thereof will be duly and validly issued as fully paid and non-assessable Common Shares, on payment of the purchase price therefor;

(bb)the execution and delivery of each of the Transaction Documents, the performance by the Company of its obligations hereunder or thereunder, the issue and sale of the Offered

Securities and the issue of the Compensation Options hereunder and the consummation of the transactions contemplated in this Agreement, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (whether after notice or lapse of time or both): (A) any laws applicable to the Company including, without limitation, Securities Laws; (B) the constating documents, by-laws or resolutions of the Company which are in effect at the date hereof; (C) any Material Agreement, contract, agreement, instrument, lease or other document to which the Company is a party or by which it is bound which, either separately or in the aggregate, may have a Material Adverse Effect; or (D) any judgment, decree or order binding the Company or the property or assets of the Company;

(cc)at the Closing Time and any Over-Allotment Closing Time, the Company shall have duly authorized and (other than the Warrant Share certificates, Compensation Option Share certificates, Compensation Option Warrant certificates and Compensation Option Warrant Share certificates) executed and delivered the Transaction Documents and upon such execution and delivery (and subsequent execution and delivery of the Warrant Share certificates, Compensation Option Share certificates, Compensation Option Warrant certificates and Compensation Option Warrant Share certificates) each shall constitute a valid and binding obligation of such Company and each shall be enforceable against such Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law;

(dd)the outstanding Common Shares are listed and posted for trading on the CSE and OTCQX, and all necessary notices and filings have been made with, and all necessary filings have been made by the Company with the CSE and OTCQX to ensure that the Unit Shares, Warrants, Warrant Shares, Compensation Option Shares, Compensation Option Warrants and Compensation Option Warrant Shares will be listed and posted for trading on the CSE and OTCQX upon their issuance other than the filing of certain standard documents with the CSE which documents shall be filed as soon as possible after the Closing Date and in any event within any deadline imposed by the CSE;

(ee)the Financial Statements (including the notes thereto) contained or incorporated by reference in the Preliminary Prospectus, and the consolidated Financial Statements (including the notes thereto) that will be contained or incorporated by reference in the Final Prospectus, including, for the avoidance of doubt, the unaudited condensed consolidated interim financial statements of the Company for the period ending June 30, 2020 will, (i) present fairly, in all material respects, the financial position, results of operations, cash flows and all of the assets and liabilities of the Company, in each case on a consolidated basis, for the periods ended on, and as at, the dates indicated therein, (ii) have been prepared in accordance with IFRS consistently applied throughout the periods involved and applicable Canadian Securities Laws, (iii) be, in all material respects, consistent with the books and records of the Company, (iv) contain and reflect all material adjustments for the fair presentation of the results of operations and the financial position of the business of the Company for the periods covered thereby and (v) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Company and the Company is not aware of any fact or circumstance presently existing which would render any of the financial information contained therein materially incorrect;

(ff)the Financial Data contained or incorporated by reference in the Preliminary Prospectus is, and the Financial Data that will be contained or incorporated by reference in the Final Prospectus or any Supplementary Material will be, presented fairly in all material respects, and such Financial Data contains or will contain, as the case may be, no misrepresentation and was or will be, as the case may be, compiled on a basis consistent with that of the audited or unaudited, as applicable, consolidated financial statements of the incorporated by reference in the Final Prospectus from which they were derived;

(gg)there are no material liabilities of the Company or the Subsidiaries whether direct, indirect, absolute, contingent or otherwise required to be disclosed in the Financial Statements which are not disclosed or reflected in the Financial Statements, except those incurred in the ordinary course of business or disclosed in the Disclosure Documents since July 31, 2019;

(hh)there are no off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Company or the Subsidiaries with unconsolidated entities or other persons that may have a material current or future effect on the financial condition, changes in financial condition, results of operations, earnings, cash flow, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of the Company or any Subsidiary or that would reasonably be expected to be material to an investor in making a decision to purchase the Offered Securities;

(ii)all forward-looking information and statements of the Company contained in the Offering Documents and the assumptions underlying such information and statements, subject to any qualifications contained therein, are reasonable in the circumstances as at the date on which such assumptions were made;

(jj)all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, sales taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, reassessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company and the Subsidiaries have been paid or accrued, except where the failure to pay such Taxes would not constitute an adverse material fact in respect of the Company or the Subsidiaries or have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Company and the Subsidiaries have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not constitute an adverse material fact in respect of the Company or the Subsidiaries or have a Material Adverse Effect. To the knowledge of the Company, no examination of any tax return of the Company is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Company or the Subsidiaries, in any case except where such examinations, issues or disputes would not constitute an adverse material fact in respect of the Company or have a Material Adverse Effect;

(kk)to the knowledge of the Company, the Company’s Auditors are independent public accountants as required under Canadian Securities Laws and there has never been a reportable event (within the meaning of NI 51-102) between the Company and such auditors or, to the knowledge of the Company, any former auditors of the Company;

(ll)the responsibilities and composition of the Company’s audit committee comply with NI 52-110;

(mm)the Company maintains a system of internal accounting controls which is sufficient to provide reasonable assurance that in all material respects:

(i)transactions are executed in accordance with management’s general or specific authorization;

(ii)transactions are recorded as necessary to permit preparation of financial statements in conformity with international financial reporting standards and to maintain accountability for assets; and

(iii)access to assets is permitted only in accordance with management’s general or specific authorization;

(nn)other than as disclosed in the Financial Statements, the Company is not party to any Debt Instrument or any agreement, contract or commitment to create, assume or issue any Debt Instrument and does not have any loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at arm’s length with the Company (as such term is defined in the Tax Act). Except as disclosed in the Disclosure Documents, the Company has not guaranteed the obligations of any person;

(oo)during the previous 12 months, the Company has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or securities or agreed to do any of the foregoing;

(pp)no legal or governmental proceedings or inquiries are pending to which the Company or any of the Subsidiaries is a party or to which their property or assets are subject that would result in the revocation or modification of any certificate, authority, permit or licence necessary to conduct the business now owned or operated by the Company or any of the Subsidiaries which, if the subject of an unfavourable decision, ruling or finding could reasonably be expected to have a Material Adverse Effect and, to the knowledge of the Company, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to the Company, the Subsidiaries or their property or assets;

(qq)the assets of each of the Company and the Subsidiaries and their businesses and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and none of the Company or the Subsidiaries has breached the terms of any policies in respect thereof or failed to promptly give any notice or present any material claim thereunder;

(rr)other than as disclosed in writing to the Underwriters, each of the Company, its Subsidiaries either owns or has a licence to use all proprietary rights provided in law and at equity to all patents, trademarks, copyrights, industrial designs, software, trade secrets, know-how, concepts, information and other intellectual and industrial property (collectively, “Intellectual Property”) necessary to permit the Company, the Subsidiaries to conduct their respective businesses as currently conducted. None of the Company or the Subsidiaries has received any notice nor does the Company or any Subsidiary have knowledge of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances that would render any Intellectual Property invalid or inadequate to protect the interests of the Company or the Subsidiaries therein and which infringement or conflict (if subject to an unfavourable decision, ruling or finding) or invalidity or inadequacy would have a Material Adverse Effect;

(ss)the Company and each of the Subsidiaries has taken all reasonable steps to protect its owned Intellectual Property in those jurisdictions where, in the reasonable opinion of the Company, the Company and/or each Subsidiary carries on a sufficient business to justify such filings;

(tt)to the knowledge of the Company, there are no material restrictions on the ability of the Company or any of the Subsidiaries to use or exploit all rights in the Intellectual Property required in the ordinary course of the business of the Company or the Subsidiaries, as applicable. None of the rights of the Company or the Subsidiaries in the Intellectual Property will be impaired or affected in any way by the transactions contemplated by this Agreement;

(uu)other than as disclosed in writing to the Underwriters as to those matters which would not be reasonably expected to have a Material Adverse Effect on the Company or its Subsidiaries, neither the Company nor any Subsidiary has received any notice or claim (whether written or oral) challenging its ownership or right to use of any Intellectual Property or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto;

(vv)none of the rights of the Company or any Subsidiary in the Intellectual Property will be impaired or affected in any way by the transactions contemplated by this Agreement;

(ww)all registrations of Intellectual Property are in good standing and are recorded in the name of the Company or one of the Subsidiaries, or in the name of the parties that have licensed that Intellectual Property to the Company or the Subsidiaries, as applicable, in the appropriate offices to preserve the rights thereto. Other than as would not have a Material Adverse Effect, all such registrations have been filed, prosecuted and obtained in accordance with all applicable legal requirements and are currently in effect and in compliance with all applicable legal requirements. No registration of Intellectual Property has expired, become abandoned, been cancelled or expunged, or has lapsed for failure to be renewed or maintained, except where such expiration, abandonment cancellation, expungement or lapse would not have a Material Adverse Effect;

(xx)all of the Material Agreements of the Company and of the Subsidiaries have been disclosed in the Disclosure Documents and each is valid, subsisting, in good standing in all material respects and in full force and effect, enforceable in accordance with the terms thereof. The Company and the Subsidiaries have performed all obligations (including payment obligations) in a timely manner under, and are in material compliance with, all terms, conditions and covenants (including all financial maintenance covenants) contained in each Material Agreement. None of the Company or the Subsidiaries is in material violation, breach or default and none has received any notification from any party claiming that the Company or the Subsidiaries is in breach, violation or default under any Material Agreement and no other party, to the knowledge of the Company, is in material breach, violation or default of any term under any Material Agreement. None of the properties (or any interest in, or right to earn an interest in, any property) of the Company or a Subsidiary is subject to any right of first refusal or purchase or acquisition right;

(yy)other than disclosed in the Disclosure Documents, none of the directors, officers or employees of the Company or the Subsidiaries, any person who owns, directly or indirectly, more than 10% of any class of securities of the Company or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Company which, as the case may be, materially affects, is material to or will materially affect the Company or the Subsidiaries, except as disclosed in the Financial Statements or related management’s discussion and analysis;

(zz)the Company is not party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any of the securities of the Company or the Subsidiaries;

(aaa)none of the Company or any of the Subsidiaries is a party to, bound by or, to the knowledge of the Company, affected by any commitment, agreement or document containing any covenant which expressly and materially limits the freedom of the Company or the Subsidiaries to compete in any line of business, transfer or move any of its respective assets or operations or which adversely materially affects the business practices, operations or condition of the Company or the Subsidiaries;

(bbb)each of the Company and its Subsidiaries and, to the knowledge of the Company, each Portfolio Company, is currently in compliance, in all material respects, with all Environmental Laws, including all material reporting and monitoring requirements thereunder, and there are no pending or, to the knowledge of the Company, threatened material administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws. Neither the Company nor its Subsidiaries nor, to the knowledge of the Company, any Portfolio Company, has ever received any notice of any material non-compliance in respect of Environmental Laws, there are no events or circumstances that might reasonably be expected to form the basis of a material order for clean up or remediation under Environmental Laws or relating to any Hazardous Materials and there are no material permits required under Environmental Laws for the conduct of the business of the Company or its Subsidiaries or, to the knowledge of the Company, the Portfolio Companies. The facilities and operations of the Company and its Subsidiaries and, to the knowledge of the Company, the Portfolio Companies, are currently being conducted, and have been conducted, in all material respects in accordance with all applicable material workers’ compensation and health and safety and workplace laws, regulations and policies;

(ccc)the authorized capital of the Company consists of an unlimited number of Common Shares, an unlimited number of Series I Preferred Shares with no par value and an unlimited number of Series II Preferred Shares with no par value of which, as at the date hereof (prior to the completion of the Offering), 151,921,886 Common Shares, 3,181,250 Series I Preferred Shares and 112,540,549 Series II Preferred Shares are issued and outstanding as fully paid and non-assessable shares in the capital of the Company are outstanding. Other than as disclosed in the Financial Statements (and subsequent Disclosure Documents and publicly available filings of the Company available on the CSE website) and other than stock options issued under the Company’s stock option plan, there are no outstanding rights, warrants, options, convertible debt or any other securities or rights capable of being converted into, or exchanged or exercised for, any Common Shares;

(ddd)National Securities Administrators Ltd., at its principal offices in Vancouver, British Columbia, has been duly appointed as registrar and transfer agent for the Common Shares;

(eee)the Warrant Agent will be, as of the Closing Date, duly appointed as Warrant Agent under the Warrant Indenture;

(fff)the issue of the Offered Securities and the Compensation Options and issuance and delivery of the Unit Shares, Warrants, Warrant Shares, Compensation Option Shares, Compensation Option Warrants and Compensation Option Warrant Shares, as applicable, will not be subject to any pre-emptive right or other contractual right to purchase securities granted by the Company or to which the Company is subject that has not been waived. No holder of outstanding shares in the capital of the Company is at the Closing Time or will be following the Closing Time entitled to any pre-emptive or any similar rights to subscribe for any Common Shares or other securities of the Company;

(ggg)with respect to each of the Leased Premises, the Company and the Subsidiaries, as applicable, occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or any Subsidiary, as applicable, occupies the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate such leases or result in any additional or more onerous obligations under such leases;

(hhh)no real property is owned by the Company or the Subsidiaries other than the Owned Real Property;

(iii)none of the Company or the Subsidiaries is and has ever been in violation of, in connection with the ownership, use, maintenance or operation of the property (including the Owned Real Property) and assets thereof, any Environmental Laws which could reasonably be expected to have a Material Adverse Effect;

(jjj)each of the Company and the Subsidiaries has all Environmental Permits and is in compliance with any material requirements thereof;

(kkk)there are no pending or, to the knowledge of the Company, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against the Company or any Subsidiary, which if determined adversely, would reasonably be expected to have a Material Adverse Effect;

(lll)none of the Company or the Subsidiaries has used the Owned Real Property, the Leased Premises or any facility which it previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any Hazardous Materials except in accordance with applicable Environmental Laws;

(mmm)as of the date hereof, there are no past unresolved, pending or (to the knowledge of the Company) threatened claims, complaints, notices or requests for information with respect to any alleged violation of any law and no conditions exist at, on or under the Owned Real Property or any Leased Premises which, with the passage of time, or the giving of notice or both, would give rise to liability under any applicable law that, individually or in the aggregate, has or may reasonably be expected to have a Material Adverse Effect with respect to the Company or the Subsidiaries;

(nnn)there are no environmental audits, evaluations, assessments, studies or tests relating to the Owned Real Property;

(ooo)the Company and its Subsidiaries have good registered and marketable title to the Owned Real Property free of all Liens (other than as disclosed in writing to the Underwriters), and property rights (including access rights) as are necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted or contemplated to be conducted, and there are no outstanding options or rights of first refusal to purchase the Owned Real Property or any portion thereof or interest therein;

(ppp)the Company does not have knowledge of any claim or basis for any claim that might or could adversely affect the right of the Company to use, transfer or otherwise exploit the Owned Real Property in accordance with the Licences (as defined below);

(qqq)other than as publicly disclosed or publicly available, the Company is not aware of any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Company presently in force or, to its knowledge, proposed to be brought into force, or any pending or contemplated change to any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Company or any Subsidiary presently in force, that the Company anticipates the Company or any Subsidiary will be unable to comply with or which could reasonably be expected to materially adversely affect the business of the Company or any Subsidiary or the business environment or legal environment under which such entity operates;

(rrr)each of the Company and the Subsidiaries is in compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where non-compliance with such laws could not reasonably be expected to have a Material Adverse Effect;

(sss)all information which has been prepared by the Company relating to the Company, the Subsidiaries and their respective business, properties and liabilities and made available to the Underwriters was, as of the date of such information and is as of the date hereof, true and correct in all material respects, taken as a whole, does not contain a misrepresentation and no fact or facts have been omitted therefrom which would make such information materially misleading;

(ttt)the Company has not withheld from the Underwriters any material fact relating to the Company, any Subsidiary or to the Offering;

(uuu)the minute books and corporate records of the Company and the Subsidiaries for the period from incorporation to the date hereof made available to the Underwriters contain copies of all proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders and the directors (or any committee thereof) thereof and there have been no other meetings, resolutions or proceedings of the shareholders or directors of the Company or the Subsidiaries to the date hereof not reflected in such corporate records, other than those which are not material to the Company or the Subsidiaries (or related to the board meeting for the approval of the Offering, which minutes have not been formalized), as the case may be;

(vvv)there is no person acting or purporting to act at the request or on behalf of the Company that is entitled to any brokerage or finder’s fee or other compensation in connection with the transactions contemplated by this Agreement;

(www)other than the Company, there is no person that is or will be entitled to demand the proceeds of this Offering under the terms of any agreement or instrument to which the Company is party (including any Debt Instrument or Material Agreement) or otherwise;

(xxx)the Company has provided the Underwriters with copies of all documents and correspondence relating to the licences issued pursuant to the Cannabis Laws or any predecessor legislation to the Company, any Subsidiary or any Portfolio Company (collectively, the “Licences”). The Company, its Subsidiaries and, to the knowledge of the Company, its Portfolio Companies are, and at all times have been, in compliance in all material respects with the terms and conditions of all such Licences and all other licences required in connection with their respective businesses. The Company does not anticipate any variations or difficulties in obtaining, maintaining or renewing such Licences or any other required licence. The transactions contemplated herein (including the proposed use of proceeds from the Offering) will not have any adverse impact on the Licences or require the Company, any Subsidiary, any Portfolio Company or any entity in which the Company has an interest to obtain any new licence under the Cannabis Laws or any other applicable law;

(yyy)to the knowledge of the Company, the disclosure in the Offering Documents regarding the Licences granted to the Portfolio Companies is true and correct;

(zzz)the Company and its Subsidiaries and, to the knowledge of the Company, the Portfolio Companies, own or have the right to use all material assets and properties currently owned or used by them in the conduct of their businesses, including: (i) all contracts that are material to their businesses; and (ii) all assets and properties necessary to enable any of them to carry on their businesses as now conducted. The Company knows of no claim or basis for any claim that might or could have a Material Adverse Effect on the rights of the Company, its Subsidiaries or any Portfolio Company to use, transfer, lease, licence, operate, sell or otherwise exploit such material assets and properties;

(aaaa)there are no outstanding notices or communications from any customer or any applicable regulatory authority in the United States, Canada or abroad alleging a defect or claim in respect of any products supplied or sold by the Company, any Subsidiary or any Portfolio Company to a customer that is material to the Company, any Subsidiary or, to the knowledge of the Company, any Portfolio Company and, to the Company’s knowledge, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications that are required to be made by the Company, any Subsidiary or any Portfolio Company in respect of any products supplied or sold by the Company, any Subsidiary or any Portfolio Company that is material to the Company, any Subsidiary or any Portfolio Company;

(bbbb)neither the Company nor any Subsidiary nor any Portfolio Company is required to obtain any permits or licences other than the Licences pursuant to the Cannabis Laws or any other permits from any federal, provincial, state or municipal regulatory body or self-regulatory body in connection with the conduct of their respective businesses as currently conducted;

(cccc)all product research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted by the Company and the Subsidiaries in connection with their business is being conducted in compliance, in all material respects, with all industry, laboratory safety, management and training standards applicable to its current and proposed business, and all such processes, procedures and practices, required in connection with such activities are in place as necessary and are being complied with, in all material respects;

(dddd)each of the Company and its Subsidiaries has security measures and safeguards in place to protect personal information it collects from customers and other parties from illegal or unauthorized access or use by its personnel or third parties or access or use by its personnel or third parties in a manner that violates the privacy rights of third parties. The Company and the Subsidiaries have complied, in all material respects, with all applicable privacy and consumer protection legislation and none has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy laws, whether collected directly or from third parties, in an unlawful manner. The Company and the Subsidiaries have taken all reasonable steps to protect personal information against loss or theft and against unauthorized access, copying, use, modification, disclosure or other misuse;

(eeee)neither the Company nor its subsidiaries nor, to the knowledge of the Company, the Portfolio Companies, nor any director, officer, employee, consultant, representative, affiliate or agent of the Company or its subsidiaries or, to the knowledge of the Company, any Portfolio Company, has: (i) violated the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) or the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the rules and regulations promulgated thereunder (the “FCPA”) or other applicable anti-corruption laws, or (ii) offered, paid, promised to pay or authorized the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA, the CFPOA or other applicable anti-corruption law;

(ffff)the Company and its subsidiaries and, to the knowledge of the Company, the Portfolio Companies, have conducted their businesses in compliance with the FCPA, the CFPOA and other applicable anti-corruption laws. Neither the Company nor its subsidiaries nor, to the knowledge of the Company, the Portfolio Companies, nor any director, officer, employee, consultant, representative, affiliate or agent of the Company or its subsidiaries or, to the knowledge of the Company, any Portfolio Company, has: (i) conducted or initiated any review, audit, or internal investigation that concluded the Company, any subsidiary, any Portfolio Company, or any director, officer, employee, consultant, representative, affiliate or agent of the Company, any subsidiary or any Portfolio Company violated such laws or committed any material wrongdoing; or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to noncompliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws;

(gggg)neither the Company nor its subsidiaries nor, to the knowledge of the Company, any Portfolio Company, nor any director, officer, employee, consultant, representative, affiliate or agent of the Company or any subsidiary or, to the knowledge of the Company, any Portfolio Company, is a person (“Sanctioned Person”) currently the target of any sanctions administered or enforced by the United States government, including, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the Financial Transactions Reports Analysis Centre of Canada or other relevant sanctions authority (collectively, “Sanctions”), and the Company will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any Sanctioned Person, to fund any activities of or business with any Sanctioned Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or in any other manner that will result in a violation by any Sanctioned Person (including any Sanctioned Person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions;

(hhhh)except as disclosed in the Offering Documents, the operations of the Company and its Subsidiaries and, to the knowledge of the Company, the Portfolio Companies, are and have been conducted at all times in compliance with any applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and international money laundering statutes, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or Governmental Authority, authority or body or any arbitrator involving the Company or its subsidiaries or, to the knowledge of the Company, the Portfolio Companies, with respect to the Money Laundering Laws is pending, or, to the knowledge of the Company, threatened;

(iiii)all information and statements which have been prepared or furnished by the Company relating to the Company, its Subsidiaries and their respective business, property and liabilities and made available to the Underwriters, including the Offering Documents and all financial, marketing, sales and operational information with respect to the Company and its Subsidiaries provided to the Underwriters was, as of the date of such information or statements, true and correct in all material respects, taken as a whole, and no fact or facts have been omitted therefrom which is or would have been necessary to make such information or statements not misleading in light of the circumstances under which such information was provided or statements were made, and such information and statements did not contain any misrepresentation;

(jjjj)the attributes of the Offered Securities conform, in all material respects, with the description thereof contained under the heading “Description of Securities Being Distributed” in the Offering Documents;

(kkkk)no Offering Document contains a misrepresentation;

(llll)the Company is not, and as a result of the sale of the Offered Securities contemplated hereby will not be, registered or required to be registered as an “investment company” under the United States Investment Company Act of 1940, as amended;

(mmmm)no action, suit or proceeding by or before any U.S. court or governmental agency, authority or body or any arbitrator involving the Company, its Subsidiaries or, to the knowledge of the Company, any Portfolio Company, with respect to U.S. federal or state criminal laws is pending or threatened;

(nnnn)there is no judicial, regulatory, arbitral or other legal or government proceeding, investigation or other litigation or arbitration, at law or in equity, before any Governmental Authority, domestic or foreign, in progress, pending or, to the knowledge of the Company, threatened against, or involving the assets, properties or business of, the Company or its Subsidiaries or, to the knowledge of the Company, the Portfolio Companies, nor are there any matters under discussion outside of the ordinary course of business with any Governmental Authority relating to taxes, governmental charges, orders or assessments asserted by any such authority, and to the knowledge of the Company there are no facts or circumstances that would reasonably be expected to form the basis for any such litigation, governmental or other proceeding or investigation, taxes, governmental charges, orders or assessments; to the knowledge of the Company, no such proceeding, investigation, litigation or arbitration is threatened or contemplated;

(oooo)the Company’s Owned Real Property and, to the knowledge of the Company, the Portfolio Companies’ facilities and real property used for the cultivation or processing of cannabis or related products and research and development activities comply in all material respects with applicable good practices, processes, standards and procedures as required by any applicable Governmental Authority;

(pppp)the Company, its Subsidiaries and, to the knowledge of the Company, the Portfolio Companies, have not received any inspection report, notice of adverse finding, warning letter, untitled letter or other correspondence with or notice from any federal, provincial, territorial, state, municipal, local or foreign governmental or regulatory authority or court or arbitrator in the United States or any other country, alleging or asserting non-compliance with any applicable laws that has not been resolved or that otherwise would not, singularly or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as disclosed in the Offering Documents, the Company, its Subsidiaries, any person acting on behalf of the Company or its Subsidiaries and, to the Company’s knowledge, the Portfolio Companies, are and have been in material compliance with applicable laws, including applicable health care, cannabis, privacy and personal health information laws and the regulations promulgated pursuant to such laws and all other federal, provincial, territorial, state, municipal, local or foreign laws, manual provisions, policies and administrative guidance relating to the regulation of the Company, its Subsidiaries or the Portfolio Company in the United States or any other country. To the knowledge of the Company, no Portfolio Company has, either voluntarily or involuntarily, initiated, conducted or issued or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, post-sale warning or other notice or action relating to the alleged safety or efficacy of any product or any alleged product defect or violation and there is no basis for any such notice or action; and

(qqqq)the acquisitions of Platinum Vape and PharmaCo Inc. are not and will not be significant acquisitions as defined in NI 51-102.

6.Closing Deliveries. The closing of the purchase and sale of the Offered Securities shall be completed at the offices of Gowling WLG (Canada) LLP in Toronto, Ontario at the Closing Time on the Closing Date or at such other times or times or on such other date or dates as the Company and the Co-Lead Underwriters, on behalf of the Underwriters, may agree upon in writing.

At the Closing Time:

(i)the Company will deliver to PI Financial, or as PI Financial may direct, (i) via electronic deposit, the Unit Shares and the Warrants comprising the Offered Units, in each case registered in the name of “CDS & Co.” or in such other name or names as PI Financial may notify the Company in writing of not less than two Business Days prior to the Closing Time for deposit into the electronic book based system for clearing depository and entitlement services operated by CDS, or will be made and settled in CDS under the non-certificated inventory system, and (ii) all further documentation as may be contemplated in this Agreement or as counsel to the Underwriters may reasonably require; against payment by the Underwriters to the Company (in accordance with their respective entitlements) of the aggregate Offering Price for the Offered Units being issued and sold under this Agreement, net of the Underwriters’ Commission and the Underwriters’ expenses contemplated in Section 14 of this Agreement, by certified cheque, bank draft or wire transfer payable to or as directed by the Company not less than two Business Days prior to the Closing Time;  and

(ii)the Company will deliver to PI Financial, on behalf of the Underwriters, certificate(s) representing the aggregate number of Compensation Options issuable pursuant to the Offering.

7.Underwriters’ Obligation to Purchase. The obligation of the Underwriters under this Agreement to purchase the Offered Securities at the Closing Time and at any Over-Allotment Closing shall be subject to the satisfaction of each of the following conditions (it being understood that the Underwriters may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of the following terms and conditions or any other or subsequent breach or non-compliance of the Company, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by each of them):

(a)the Underwriters shall have received an opinion, dated as of the Closing Date and subject to customary qualifications, of Gowling WLG (Canada) LLP, Canadian counsel to the Company, or from local counsel in the Qualifying Jurisdictions (it being understood that such counsel may rely to the extent appropriate in the circumstances, (i) as to matters of fact, on certificates of the Company executed on its behalf by a senior officer of the Company and on certificates of the Transfer Agent as to the issued capital of the

Company; and (ii) as to matters of fact not independently established, on certificates of the Company’s Auditors or a public official) with respect to the following matters:

(i)that the Company is a “reporting issuer” under Canadian Securities Laws in each of the Qualifying Jurisdictions and it is not listed as in default of applicable Canadian Securities Laws in any of the Qualifying Jurisdictions which maintain such a list;

(ii)as to the incorporation and valid existence of the Company;

(iii)as to the authorized and issued capital of the Company;

(iv)that the Company has the corporate power and capacity to own or lease its properties and assets, to invest in accordance with the investment objectives and strategies set out in the Prospectus, to carry on its business as it is currently conducted, to own or lease its properties and assets as described in the Prospectus, and to execute, deliver and perform its obligations under the Transaction Documents, and to issue and sell the securities as contemplated by this Agreement;

(v)that all necessary corporate action has been taken by the Company to authorize the execution and delivery of the Transaction Documents and the performance of the Company’s obligations hereunder and thereunder and the issuance of the securities as contemplated by this Agreement;

(vi)that all necessary corporate action has been taken by the Company to authorize the execution and delivery of the Preliminary Prospectus, the Final Prospectus, the U.S. Memorandum and any Supplementary Material and the filing of such documents, as applicable, under Canadian Securities Laws;

(vii)that the Company has duly authorized, executed and delivered the Transaction Documents and authorized the performance of its obligations hereunder and thereunder, including the offering, creation (as applicable), issue, sale and delivery of the Unit Shares and the Warrants comprising the Offered Units, the grant of the Over-Allotment Option, the offering, creation (as applicable) issue, sale and delivery of the Additional Shares and Additional Warrants comprising the Additional Units upon exercise of the Over-Allotment Option, the issue of the Compensation Options and the Compensation Option Shares and Compensation Option Warrants upon the exercise of the Compensation Options, the issue, sale and delivery of the Warrant Shares upon the exercise of the Warrants, and the issue of the Compensation Option Warrant Shares upon the exercise of the Compensation Option Warrants, and each of the Transaction Documents constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to appropriate qualifications that are customary of an offering of this nature;

(viii)that the execution and delivery of the Transaction Documents, the performance by the Company of its obligations hereunder and thereunder and the issuance and sale of the Offered Securities and the Compensation Options and the consummation by it of the transactions contemplated hereby and thereby does not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, whether after notice or lapse of time or both, (A) any laws of any of the Qualifying Jurisdictions applicable to the Company, including Canadian Securities Laws, the CSE policies and the BCBCA; (B) the resolutions of the board of directors or shareholders of the Company; or (C) the constating documents of the Company;

(ix)that the Unit Shares, Warrants and Compensation Options have been duly and validly created and issued;

(x)that the Unit Shares have been validly issued as fully paid and non-assessable securities in the capital of the Company;

(xi)that the Warrant Shares have been authorized and allotted for issuance and, upon the issuance of the Warrant Shares following due exercise of the Warrants in accordance with the terms thereof, the Warrant Shares will be validly issued as fully paid and non-assessable securities in the capital of the Company;

(xii)that the Compensation Option Shares have been authorized and allotted for issuance and, upon the issuance of the Compensation Option Shares following due exercise of the Compensation Options in accordance with the terms thereof, the Compensation Option Shares will be validly issued as fully paid and non-assessable securities in the capital of the Company;

(xiii)that the Compensation Option Warrants have been authorized and allotted for issuance;

(xiv)that the Compensation Option Warrant Shares have been authorized and allotted for issuance and, upon the issuance of the Compensation Option Warrant Shares following due exercise of the Compensation Option Warrants in accordance with the terms thereof, the Compensation Option Warrant Shares will be validly issued as fully paid and non-assessable securities in the capital of the Company;

(xv)that the Over-Allotment Option has been duly and validly authorized and granted by the Company and the Additional Shares and Additional Warrants issuable upon the exercise of the Over-Allotment Option have been duly and validly created, allotted and reserved for issuance by the Company and, upon the exercise of the Over-Allotment Option including receipt by the Company of payment in full therefor, the Additional Shares and the Additional Warrants will be duly and validly created, authorized, issued and outstanding as fully paid shares or securities (as the case may be) and, in the case of the Additional Shares, are non-assessable;

(xvi)that all approvals, permits, consents, orders and authorizations have been obtained, all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled under Canadian Securities Laws of the Qualifying Jurisdictions to qualify the distribution of the Offered Securities to the public in each of the Qualifying Jurisdictions through dealers duly and properly registered under the applicable laws of each of the Qualifying Jurisdictions who have complied with the relevant provisions of such laws and the terms of their registration;

(xvii)subject to the qualifications, assumptions, limitations and understandings set out therein, the statements set out in the Final Prospectus under the headings “Eligibility for Investment” and “Canadian Federal Income Tax Considerations” are true and correct as at the date of the Final Prospectus;

(xviii)that the attributes of the Offered Securities and the Compensation Options conform in all material respects with the description thereof contained in the Final Prospectus;

(xix)that the form of certificate representing the Unit Shares, the Warrants and the Compensation Options have been duly approved and adopted by the Company and complies in all material respects with the constating documents of the Company, the BCBCA and the CSE policies;

(xx)that National Securities Administrators Ltd., at its principal offices in Vancouver, British Columbia, has been duly appointed as registrar and transfer agent for the Common Shares;

(xxi)that the Warrant Agent will be, as of the Closing Date, duly appointed as Warrant Agent under the Warrant Indenture;

(xxii)that the Unit Shares, the Warrants, the Warrant Shares, the Compensation Option Shares, the Compensation Option Warrants and the Compensation Option Warrant Shares have been approved for listing on the CSE; and

(xxiii)as to such other matters as may reasonably be requested by the Underwriters, in a form acceptable to the Underwriters, acting reasonably;

(b)the Underwriters shall have received, at the Closing Time, a legal opinion dated the Closing Date, addressed to the Underwriters and the Purchasers, in form and substance acceptable to the Underwriters, from counsel to each Subsidiary, with respect to the following matters: (i) the incorporation and subsistence in good standing of the Subsidiary; (ii) the corporate power, capacity and authority of the Subsidiary to carry on its business as presently carried on and to own, lease and operate its properties and assets; (iii) the authorized and issued capital of the Subsidiary; and (iv) the ownership of the issued and outstanding securities of the Subsidiary;

(c)if any Offered Units are sold in the United States, the Underwriters shall have received, at the Closing Time, a legal opinion dated the Closing Date, to be addressed to the Underwriters and the Purchasers, in form and substance acceptable to the Underwriters, of N.I. Jacobs & Associates, United States legal counsel to the Company (who may rely, to the extent appropriate in the circumstances, as to matters of fact, on certificates of Company officers, the Underwriters, public and exchange officials or of the auditors of the Company or Transfer Agent), to the effect that the offer and sale of the Offered Securities in the United States and the issuance of the Unit Shares and Warrants thereunder are not required to be registered under the U.S. Securities Act, provided such offers and sales are made in accordance with Schedule “B” hereto;

(d)the Underwriters shall have received a certificate of status (or the equivalent thereof pursuant to the relevant governing legislation) dated within one Business Day prior to the Closing Date from the Company and each Subsidiary;

(e)the Underwriters shall have received a certificate from the Company, dated as of the Closing Date and addressed to the Underwriters, signed by an officer of such person with respect to the constating documents of the Company, all resolutions of the Company’s board of directors relating to the Offering Documents, this Agreement, the Warrant Indenture and the certificates representing the Compensation Options, and the transactions contemplated hereby and thereby, the incumbency and specimen signatures of signing officers, and such other matters as the Underwriters may reasonably request;

(f)the Underwriters shall have received a certificate, dated as of the Closing Date, of the Chief Executive Officer and the Chief Financial Officer of the Company (or such other officer or officers of the Company acceptable to the Underwriters, acting reasonably), to the effect that, to the best of their knowledge, information and belief, after due enquiry, that:

(i)the representations and warranties of the Company in this Agreement are true and correct in all material respects (other than those subject to materiality, which shall be true and correct in all respects) as if made at and as of the Closing Time and the Company has performed in all material respects all covenants and agreements and satisfied in all material respects all conditions on its part to be performed or satisfied at or prior to the Closing Time;

(ii)no order, ruling or determination having the effect of suspending the sale or ceasing, suspending or restricting the trading of the Common Shares in the Qualifying Jurisdictions has been issued or made by any stock exchange, securities commission or regulatory authority and is continuing in effect and no proceedings, investigations or enquiries for that purpose have been instituted or are pending or threatened;

(iii)since the beginning of the current financial year of the Company, (A) there has been no adverse change (financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company and the Subsidiaries (taken as a whole); and (B) other than as disclosed in the

Offering Documents, no transaction has been entered into by the Company or any Subsidiary which is or would be material to such person other than in the ordinary course of business;

(iv)the minutes or resolutions or other records of various proceedings and actions of the Company’s board of directors relating to the Offering and delivered at Closing are full, true and correct copies thereof and have not been modified or rescinded as of the date thereof; and

(v)subsequent to the respective dates as at which information is given in the Prospectus, there has been no material adverse change, material change or event or occurrence that would reasonably be expected to result in a material adverse change or material change in the business affairs, operations, assets, liabilities or capital of the Company and the Subsidiaries taken as a whole;

(g)the Underwriters shall have received a letter dated as of the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, from the Company’s Auditors confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to subsection 3(c) with such changes as may be necessary to bring the information in such letter forward to a date not more than two Business Days prior to the Closing Date, which changes shall be acceptable to the Underwriters, acting reasonably. For the avoidance of doubt, a comfort letter from each of Smythe LLP and Manning Elliott LLP shall be required;

(h)the Underwriters shall have received lock-up agreements duly executed by the directors and officers of the Company providing that, for a period of 90 days following the Closing Date, such persons or companies will not, directly or indirectly, offer, sell, dispose of or otherwise monetize the economic value of any securities in the Company beneficially owned by such shareholder, without the prior written consent of the Co-Lead Underwriters, subject to the following exceptions: (i) if the Company receives an offer, which has not been withdrawn, to enter into a transaction or arrangement, or proposed transaction or arrangement, pursuant to which, if entered into or completed substantially in accordance with its terms, a party could, directly or indirectly acquire an interest (including an economic interest) in, or become the holder of, 100% of the total number of Common Shares, whether by way of takeover offer, scheme of arrangement, shareholder approved acquisition, capital reduction, share buyback, securities issue, reverse takeover, dual-listed company structure or other synthetic merger, transaction or arrangement; (ii) in respect of sales to affiliates of such shareholder; and (iii) as a result of the death of any individual shareholder. The definitive terms of such lock-up agreement shall be negotiated between the Company and the Co-Lead Underwriters in good faith and contain customary provisions;

(i)the Underwriters shall have received satisfactory evidence that all requisite approvals and consents have been obtained by the Company in order to complete the Offering and that the Company has obtained all necessary approvals for the issuance of the Unit Shares, the Warrants, the Compensation Options, the Compensation Option Shares and the Compensation Option Warrants issuable upon the exercise of the Compensation Options and the Compensation Option Warrant Shares issuable upon the exercise of the Compensation Option Warrants, and the listing of the Unit Shares, Warrants, Warrant Shares, Compensation Option Shares, Compensation Option Warrants and Compensation Option Warrant Shares on the CSE, subject only to the standard listing conditions;

(j)the Underwriters shall have received a certificate from the Transfer Agent as to the number of Common Shares issued and outstanding as at a date no more than two Business Days prior to the Closing Date;

(k)the representations and warranties of the Company contained in this Agreement will be true and correct in all material respects (except for those that are qualified by materiality or Material Adverse Effect which shall be true and correct in all respects) at and as of the Closing Time on the Closing Date, and, if applicable, the closing date of the Over-Allotment Option, as if such representations and warranties were made at and as of such time and all agreements, covenants and conditions required by this Agreement to be performed, complied with or satisfied by the Company at or prior to the Closing Time on the Closing Date or the closing date of the Over-Allotment Option, as applicable, will have been performed, complied with or satisfied prior to that time;

(l)there shall not be any misrepresentation in the Offering Documents or any undisclosed material change or undisclosed material facts relating to the Company or the Offered Units;

(m)the Company shall have received a Preliminary Receipt and a Final Receipt qualifying the Offered Units and the Compensation Options for distribution in the Qualifying Jurisdictions, and neither the Preliminary Receipt nor the Final Receipt shall be invalid or have been revoked or rescinded by any Securities Commission;

(n)the Underwriters shall have received the definitive certificate or certificates, as the case may be, evidencing the Compensation Options;

(o)the Underwriters shall not have exercised any rights of termination set forth in this Agreement; and

(p)the Underwriters shall have received at the Closing Date such further certificates, opinions of counsel and other documentation from the Company contemplated herein, provided, however, that the Underwriters or their counsel shall request any such certificate or document within a reasonable period prior to the Closing Time that is sufficient for the Company to obtain and deliver such certificate, opinion or document.

The Company agrees that the aforesaid legal opinions and certificates to be delivered at the Closing Time will be addressed to the Underwriters and the Underwriters’ counsel.

8.Exercise of Over-Allotment Option.

(a)The Over-Allotment Option shall be exercisable, in whole or in part, and from time to time, by the Underwriters by giving written notice to the Company on or before a date that is not later than 30 days following the Closing Date. Any such election to purchase Additional Units, Additional Shares and/or Additional Warrants may be exercised only by written notice from the Co-Lead Underwriters, on behalf of the Underwriters, to the Company (the “Over-Allotment Option Notice”) by 9:00 a.m. (Toronto time) on or before the 30th day following the Closing Date, such notice to set forth: (i) the aggregate number of Additional Units, Additional Shares and/or Additional Warrants to be purchased; and (ii) the date for the purchase of the Additional Units, Additional Shares and/or Additional Warrants (the “Over-Allotment Closing Date”), provided that such date shall not be less than two Business Days (as defined herein) following the date of such notice. Pursuant to the Over-Allotment Option Notice, the Underwriters shall severally, and not jointly, nor jointly and severally, purchase in their respective percentages set out in Section 16 of this Agreement, and the Company shall deliver and sell, the number of Additional Units, Additional Shares and/or Additional Warrants indicated in such notice, in accordance with the provisions of this Agreement.

(b)The obligation of the Underwriters to purchase the Additional Units, Additional Shares and/or Additional Warrants at the Over-Allotment Option Closing Time (in the event that the Over-Allotment Option is exercised by the Co-Lead Underwriters) shall be subject to the accuracy in all material respects of the representations and warranties of the Company contained in this Agreement (other than those subject to materiality, which should be true and correct in all respects) as of the Over-Allotment Closing Date and the performance in all material respects by the Company of its obligations under this Agreement. Any such closing shall be referred to as an “Over-Allotment Closing” and shall be conducted in the same manner as the Closing. At any Over-Allotment Closing, the Company and the Underwriters shall make all necessary payments and the Company shall, at its sole expense, deliver all of the certificates, opinions and other documents to be delivered by it on the Closing Date, each updated to the date of any such Over-Allotment Closing.

9.All Terms to be Conditions. The Company agrees that the conditions contained in Section 7 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Company and that it will use its best efforts to cause all such conditions to be complied with. Any breach or failure to comply with any of them (including those in Section 7) will entitle the Underwriters (or any one of them) to terminate their obligations to purchase the Offered Securities by written notice to that effect given to the Company at or prior to the Closing Time. It is understood that the Underwriters may waive, in whole or in part, or extent the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters, any such waiver or extension must be in writing.

10.Termination Rights. The Underwriters (or any one of them) shall be entitled to terminate their obligations hereunder by written notice to that effect given to the Company and the Co-Lead Underwriters at or prior to the Closing Time if:

(a)there should occur or be discovered any material change or development (actual, anticipated or threatened) in the operations, capital or condition (financial or otherwise), results of operations, business or business prospects of the Company or the properties, assets, prospects, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Company, or any previously undisclosed material fact, in each case, required to be disclosed in the Preliminary Prospectus, the Final Prospectus, the U.S. Memorandum or any Supplementary Material, which, in the opinion of the Underwriters, acting reasonably, has or could reasonably be expected to have a material adverse effect on the market price, value, investment quality or marketability of the Common Shares or Offered Units;

(b)there should develop, occur or come into effect or existence any event, action, state, or condition or any action, law or regulation, inquiry, including, without limitation, terrorism, accident, pandemic (including any material escalation in the severity of the COVID-19 Outbreak), natural disaster, public protest, or major financial, political or economic occurrence of national or international consequence, or any action, government, law, regulation, inquiry or other occurrence of any nature, which, in the reasonable opinion of the Underwriters (or any one of them), materially adversely affects or involves, or may materially adversely affect or involve, the financial markets in Canada or the U.S. or the business, operations or affairs of the Company or the marketability of the Offered Units, Unit Shares or Warrants;

(c)any inquiry, action, suit, proceeding or investigation (whether formal or informal) is commenced, announced or threatened in relation to the Company or any of its material subsidiaries or any one of their officers or directors or any of their Principal Securityholders or any of the material subsidiaries where wrong-doing is alleged or any order is made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including without limitation the CSE or securities commission which involves a finding of wrong-doing and which in the reasonable opinion of the Underwriters (or any one of them), seriously adversely affects or may seriously adversely affect, the business, operations or affairs of the Company and the Subsidiaries taken as a whole or the market price or value of the securities of the Company;

(d)any order to cease or suspend trading in any securities of the Company or prohibiting or restricting the distribution of any securities of the Company, including the, Offered Units, Unit Shares, Warrants, Warrant Shares, Compensation Options or Compensation Option Shares and Compensation Option Warrants issued upon exercise of the Compensation Options, or Compensation Option Warrant Shares issued upon the exercise of the Compensation Option Warrants, is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the CSE or any other competent authority, and which order has not been rescinded, revoked or withdrawn; or

(e)the Company is in breach of a material term, condition or covenant of this Agreement or any material representation or warranty given by the Company in this Agreement becomes or is false.

11.Exercise of Termination Right. If this Agreement is terminated by any of the Underwriters pursuant to Section 10, there shall be no further liability to the Company on the part of such Underwriter or of the Company to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Sections 13 and 14. The right of the Underwriters (or any one of them) to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under Section 10 shall not be binding upon the other Underwriters.

12.Survival of Representations, Warranties and Covenants. The representations, warranties, covenants and indemnities of the Company and the Underwriters contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Offered Units shall survive the purchase by the Underwriters of the Offered Units for a period ending on the date that is three years following the Closing Date regardless of any investigation by or on behalf of the Underwriters with respect thereto.

13.Indemnity and Contribution.

(a)The Company shall indemnify and hold the Underwriters, each of their subsidiaries and affiliates (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) and each of the directors, officers, employees, shareholders, unitholders, advisors and agents of the Indemnified Parties (the “Personnel”) harmless from and against any and all expenses, losses (other than loss of profits), fees, claims, actions (including shareholder actions, derivative actions or otherwise), damages, obligations or liabilities, whether joint or several, and the reasonable fees and expenses of their counsel, that may be incurred in advising with respect to and/or defending any actual or threatened claims, actions, suits, investigations or proceedings to which any Indemnified Party and/or its Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise, insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Company by the Indemnified Party and its Personnel or otherwise in connection with the matters referred to in this Agreement (including the aggregate amount paid in reasonable settlement of any such actions, suits, investigations, proceedings or claims that may be made against an Indemnified Party and/or its Personnel), unless such actual or threatened claim, action, suit, investigation or proceeding has been caused solely by or is the result of the gross negligence, wilful misconduct or fraud of the Indemnified Party or its Personnel. Without limiting the generality of the foregoing, this indemnity shall apply to all expenses (including reasonable legal expenses), losses, claims and liabilities that the Indemnified Parties and/or their Personnel may incur as a result of any action or litigation that may be threatened or brought against an Indemnified Party and/or its Personnel.

(b)If for any reason the foregoing indemnification is unavailable to an Indemnified Party or its Personnel or insufficient to hold an Indemnified Party or its Personnel harmless, then the Company shall contribute to the amount paid or payable by an Indemnified Party and/or its Personnel as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and the Indemnified Party and/or its Personnel on the other hand but also the relative fault of the Company and the Indemnified Party and/or its Personnel, as well as any relevant equitable considerations; provided that the Company shall, in any event, contribute to the amount paid or payable by the Indemnified Party and/or its Personnel as a result of such expense, loss, claim, damage or liability, any excess of such amount over the amount of the fees received by the Indemnified Party pursuant to this Agreement.

(c)The Company agrees that in case any legal proceeding shall be brought against the Company and/or an Indemnified Party and/or its Personnel by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or shall investigate the Company and/or the Indemnified Party and/or its Personnel, and/or where an Indemnified Party and/or its Personnel is required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Company by the Indemnified Party and/or its Personnel, the Indemnified Party shall have the right to employ its own counsel in connection therewith, provided the Indemnifying Party acts reasonably in selecting such counsel, and the fees and expenses of such counsel as well as the costs (including an amount to reimburse the Indemnified Party for time spent by it and its Personnel in connection therewith) at their per diem rates unless such proceeding has been caused solely by or is the result of the gross negligence or fraud of the Indemnified Party (or any of its Personnel) and out-of-pocket expenses incurred by the Indemnified Party or its Personnel in connection therewith shall be paid by the Company as they occur.

(d)Promptly after receipt of notice of the commencement of any legal proceeding against an Indemnified Party and/or any of its Personnel or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Company, the Indemnified Parties (or any one of them) will notify the Company in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Company, will keep the Company advised of the progress thereof and will discuss with the Company all significant actions proposed. However, the failure by the Indemnified Parties to notify the Company will not relieve the Company of its obligations to indemnify the Indemnified Party and/or its Personnel. The Company shall on behalf of itself and the Indemnifying Parties and/or its Personnel be entitled (but not required) to assume the defence of any suit brought to enforce such legal proceeding; provided, however that the defence shall be conducted through legal counsel acceptable to the Indemnified Parties and/or its Personnel, acting reasonably, that no settlement of any such legal proceeding may be made by the Company without the prior written consent of the Indemnifying Parties and/or its Personnel, acting reasonably, and none of the Indemnified Parties and/or its Personnel shall be liable for any settlement of any such legal proceeding unless it has consented in writing to such settlement, such consent not to be unreasonably withheld. The Indemnified Party and its Personnel shall have the right to appoint their own separate counsel at the Company’s cost provided such persons act reasonably in selecting such counsel.

(e)The indemnity and contribution obligations of the Company shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to the Indemnified Parties and its Personnel who are not signatories to this Agreement and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Company and the Indemnified Parties and its Personnel. The foregoing provisions shall survive the completion of professional services rendered under this Agreement and/or the termination of this Agreement.

(f)With respect to any party who may be indemnified by the above indemnity is not a party to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this indemnity in trust for and on behalf of such person.

14.Expenses. The Company shall pay all expenses and fees in connection with the Offering, including, (i) all expenses of or incidental to the creation, issue, sale or distribution of the Offered Securities and the filing of the Prospectus; (ii) the fees and expenses of the Company’s legal counsel and of local counsel to the Company; (iii) all costs incurred in connection with the preparation of documentation relating to the Offering; (iv) the reasonable out-of-pocket expenses of the Underwriters (including applicable taxes); and (v) the fees and disbursements of the Underwriters’ legal counsel up to a maximum set forth in the Bid Letter, exclusive of disbursements and applicable taxes. All reasonable fees and expenses (plus applicable Taxes) incurred by the Underwriters or on their behalf shall be payable by the Company promptly upon receiving an invoice therefor from the Underwriters and shall be payable whether or not the Offering is completed. At the option of the Co-Lead Underwriters, such fees and expenses may be deducted from the gross proceeds otherwise payable to the Company on the Closing Date and any Over-Allotment Closing Date.

15.Advertisements. Neither the Company nor any of the Underwriters shall make any public announcement in connection with the Offering, except if the other party (provided that PI Financial shall represent the Underwriters in this regard) has consented to such announcement or the announcement is required by applicable laws or stock exchange rules. In such event, the party proposing to make the announcement will provide the other party with a reasonable opportunity, in the circumstances, to review a draft of the proposed announcement and to provide comments thereon.

16.Underwriters’ Obligations. The Underwriters’ obligations under this Agreement shall be several and not joint, and the Underwriters’ respective obligations and rights and benefits hereunder shall be as to the following percentages:

PI Financial Corp.45%

Eight Capital30%

Canaccord Genuity Corp.20%

Echelon Wealth Partners Inc.  5%

If an Underwriter (a “Refusing Underwriter”) shall not complete the purchase and sale of the Offered Securities which such Underwriter has agreed to purchase hereunder for any reason whatsoever, the other Underwriters (the “Continuing Underwriters”) shall be entitled, at their option, to purchase all but not less than all of the Offered Securities which would otherwise have been purchased by such Refusing Underwriter pro rata according to the number of Offered Securities to have been acquired by the Continuing Underwriters hereunder or in such proportion as the Continuing Underwriters shall agree in writing. If the Continuing Underwriters do not elect to purchase the balance of the Offered Securities pursuant to the foregoing:

(a)the Continuing Underwriters shall not be obliged to purchase any of the Offered Securities that any Refusing Underwriter is obligated to purchase;

(b)the Company shall not be obliged to sell less than all of the Offered Securities; and

(c)the Company shall be entitled to terminate its obligations under this Agreement arising from its acceptance of this offer, in which event there shall be no further liability on the part of the Company or the Continuing Underwriters, except pursuant to the provisions of Sections 13 and 14. Notwithstanding the foregoing, the Refusing Underwriter shall not be entitled to the benefit of the provisions of Sections 13 and 14 following such termination.

17.Underwriters’ Authority. The Company shall be entitled to and shall act on any notice, request, direction and other communication given or agreement entered into by or on behalf of the Underwriters by the Co-Lead Underwriters who shall represent the Underwriters and have authority to bind the Underwriters hereunder, except for any matters pursuant to Sections 9, 10, 11 or 13.

18.Over-Allotment. In connection with the distribution of the Offered Units, the Underwriters and members of their selling group (if any) may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels above those which might otherwise prevail in the open market, in compliance with applicable Securities Laws. Those stabilizing transactions, if any, may be discontinued at any time.

19.Notices. All notices or other communications by the terms hereof required or permitted to be given by one party to another shall be given in writing by personal delivery or by facsimile delivered or electronic delivery to such other party as follows:

(a)to the Company:

Red White & Bloom Brands Inc.

789 West Pender Street, Suite 810

Vancouver, BC   V6C 1H2

Attention:Brad Rogers

Email:brad.rogers@redwhitebloom.com

with a copy (which shall not constitute notice hereunder) to:

Gowling WLG (Canada) LLP

1 First Canadian Place

100 King St W Suite1600

Toronto, ON M5X 1G5

Attention:Jason A. Saltzman

Email:Jason.Saltzman@gowlingwlg.com

(b)to the Co-Lead Underwriters:

PI Financial Corp.

40 King Street West, Suite 3401

Toronto, ON  M5H 3Y2

Attention:Vay Tham

Email:vtham@pifinancial.com

and

Eight Capital

100 Adelaide St. East, Suite 2900

Toronto, ON  M5H 1S3

Attention:Patrick McBride

Email:pmcbride@viiicapital.com

with a copy (which shall not constitute notice hereunder) to:

Borden Ladner Gervais LLP

22 Adelaide Street West

Toronto, Ontario  M5H 4E3

Attention: Philippe Tardif and Cameron MacDonald

Email:  ptardif@blg.com / cmacdonald@blg.com

The Company and the Underwriters may change their respective addresses for notice by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, shall be given by electronic transmission and shall be deemed to have been given when: (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by electronic transmission on the first Business Day following the day on which it is sent. Notice transmitted by email shall be deemed given on the day of transmission.

20.Time of the Essence. Time shall, in all respects, be of the essence hereof.

21.Entire Agreement. This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings, including the Bid Letter. This Agreement may be amended or modified in any respect by written instrument only.

22.Assignment. Except as contemplated herein, no party hereto may assign this Agreement or any part hereof without the prior written consent of the other parties hereto. Subject to the foregoing, this Agreement shall enure to the benefit of, and shall be binding upon, the Company and the Underwriters and their successors and legal representatives, and nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provisions contained in this Agreement, this Agreement and all conditions and provisions of this Agreement being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person except that the covenants and indemnities of the Company set out under the heading “Indemnity and Contribution” shall also be for the benefit of the Indemnified Parties.

23.Severability. If one or more provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

24.Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The parties irrevocably attorn to the jurisdiction of the courts of the Province of Ontario, which will have non-exclusive jurisdiction over any matter arising out of this Agreement.

25.Successors and Assigns. The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company and the Underwriters and their respective successors and assigns.

26.Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

27.Counterparts and Electronic or Facsimile Copies. This Agreement may be executed in any number of counterparts and by facsimile or other electronic transmission (in PDF), each of which so executed will constitute an original and all of which taken together shall form one and the same agreement.

28.Conflict. The Company acknowledges that the Underwriters and their affiliates carry on a range of businesses, including providing stockbroking, investment advisory, research, investment management and custodial services to clients and trading in financial products as agent or principal. It is possible that the Underwriters and other entities in their respective groups that carry on those businesses may hold long or short positions in securities of companies or other entities, which are or may be involved in the transactions contemplated in this Agreement and effect transactions in those securities for their own account or for the account of their respective clients. The Company agrees that these divisions and entities may hold such positions and effect such transactions without regard to the Company’s interests under this Agreement.

29.No Fiduciary Duty. The Company hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Offered Securities. The Company further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Company, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Company’s securities, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Company, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Company hereby confirms its understanding and agreement to that effect. The Company and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Company regarding such transactions, including any opinions or views with respect to the price or market for the Company’s securities, do not constitute advice or recommendations to the Company. The Company and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of the Company and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favour of the Company with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Company on other matters). The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Company in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

31.Underwriters’ Advice. The Company acknowledges and agrees that all written and oral opinions, advice, analyses and materials provided by the Underwriters in connection with this Agreement and their engagement hereunder are intended solely for the Company’s benefit and the Company’s internal use only with respect to the Offering and the Company agrees that no such opinion, advice, analysis or material will be used for any other purpose whatsoever or reproduced, disseminated, quoted from or referred to in whole or in part at any time, in any manner or for any purpose, without the Underwriters’ prior written consent in each specific instance. Any advice or opinions given by any of the Underwriters hereunder will be made subject to, and will be based upon, such assumptions, limitations, qualifications, and reservations as such Underwriter(s), in its/their sole judgment, deems necessary or prudent in the circumstances. The Underwriters expressly disclaim any liability or responsibility by reason of any unauthorized use, publication, distribution of or reference to any oral or written opinions or advice or materials provided by the Underwriters or any unauthorized reference to any of the Underwriters or this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and returning one executed copy to the Underwriters.

Yours very truly,

PI FINANCIAL CORP.

Per:signed “Vay Tham”
Authorized Signing Officer

EIGHT CAPITAL

Per:signed “Patrick McBride”
Authorized Signing Officer

CANACCORD GENUITY CORP.

Per:signed “Graham Saunders”
Authorized Signing Officer

ECHELON WEALTH PARTNERS INC.

Per:signed “Peter Graham”
Authorized Signing Officer

The foregoing is hereby accepted and agreed to by the undersigned as of the date first written above.

RED WHITE & BLOOM BRANDS INC.

Per:signed “Brad Rogers”
Authorized Signing Officer

SCHEDULE “A”
SUBSIDIARIES

Name	Governing Jurisdiction	Percentage of Issued and Outstanding Securities	Holder of Issued and Outstanding Securities
Michicann Medical Inc.	Ontario	100%	Red White & Bloom Brands Inc.
Mid-American Growers, Inc.	Delaware	100%	Michicann Medical Inc.
RWB Licensing Inc.	British Columbia	100%	Red White & Bloom Brands Inc.
RWB Illinois, Inc.	Delaware	100%	Michicann Medical Inc.
RLTY USA Corp.	Delaware	100%	Red White & Bloom Brands Inc.
RLTY Development MA 1 LLC	Delaware	100%	RLTY USA Corp.
RLTY Development Springfield LLC	Massachusetts	100%	RLTY Development MA 1 LLC
RLTY Development Orange LLC	Massachusetts	100%	RLTY Development MA 1 LLC
RLTY Beverage 1 LLC	Delaware	100%	RLTY USA Corp.

SCHEDULE “B”

TERMS AND CONDITIONS FOR UNITED STATES OFFERS AND SALES

As used in this Schedule “B” and related exhibits, the following terms shall have the meanings indicated:

“Affiliate” means an “affiliate” as that term is defined in Rule 405 under the U.S. Securities Act;

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Rule 902 (c) of Regulation S;

“Foreign Private Issuer” means a “foreign private issuer” as that term is defined in Rule 405 under the U.S. Securities Act;

“General Solicitation” or “General Advertising” means “general solicitation or general advertising”, as used in Rule 502(c) under the U.S. Securities Act, including any advertisement, article, notice or other communication published in any newspaper, magazine, on the internet or similar media or broadcast over radio or television or on the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

“Offshore Transaction” means an “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Securities” means the Offered Units, the Unit Shares, the Warrants and the Warrant Shares; and

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S.

All other capitalized terms used but not otherwise defined in this Schedule “B” shall have the meanings assigned to them in the Agreement to which this Schedule “B” is attached and of which this Schedule “B” forms a part.

Representations, Warranties and Covenants of the Company

The Company represents, warrants, acknowledges, covenants and agrees with the Underwriters that:

1.The Company is a Foreign Private Issuer and reasonably believes that there is no Substantial U.S. Market Interest with respect to the Securities.

2.The Company is not, and after giving effect to the Offering and the application of the net proceeds thereof, will not be, registered or required to be registered as an “investment company” pursuant to the United States Investment Company Act of 1940, as amended.

3.The Offered Securities are eligible for resale to a Qualified Institutional Buyer pursuant to Rule 144A(d)(3)(i).

4.So long as any Offered Securities are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act and if it is not exempt from reporting pursuant to Rule 12g3-2(b) under the U.S. Exchange Act nor subject to and in compliance with Section 13 or 15(d) of the U.S. Exchange Act, the Company shall furnish to any holder of the Offered Securities and any prospective purchaser of the Offered Securities designated by such holder, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of the Offered Securities to effect resales under Rule 144A).

5.The Company acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. Except with respect to sales of the Offered Securities solicited by the Underwriters through a U.S. Affiliate to Qualified Institutional Buyers in reliance upon available exemptions from registration under the U.S. Securities Act and applicable state securities laws, neither the Company nor any of its affiliates, nor any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, or any Selling Firm, as to whom the Company makes no representation, warranty, acknowledgement, covenant or agreement), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Offered Securities in the United States; or (B) any sale of Offered Securities unless, at the time the buy order was or will have been originated, the Purchaser is (i) outside the United States, or (ii) the Company, its affiliates, and any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliates, or any Selling Firm, as to whom the Company makes no representation, warranty, acknowledgement, covenant or agreement) reasonably believe that the Purchaser is outside the United States.

6.Neither the Company nor any of its affiliates, nor any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliate, or any Selling Firm, as to whom the Company makes no representation, warranty, acknowledgement, covenant or agreement), has engaged or will engage in any Directed Selling Efforts in the United States, or has taken or will take any action that would cause the exemption afforded by Section 4(a)(2) of the U.S. Securities Act, Rule 506(b) of Regulation D, or the exclusion afforded by Rule 903 of Regulation S, to be unavailable for offers and sales of the Offered Securities.

7.None of the Company, any of its affiliates or any person acting on any of their behalf (other than the Underwriters, the U.S. Affiliate, or any Selling Firm, as to whom the Company makes no representation, warranty, acknowledgement, covenant or agreement) has offered or will offer to sell, or has solicited or will solicit offers to buy, any of the Offered Securities in the United States, by means of any form of General Solicitation or General Advertising in connection with the offer and sale of the Offered Securities in the United States.

8.The preliminary U.S. Memorandum and the final U.S. Memorandum (and any other material or document prepared or distributed by or on behalf of the Company used in connection with offers and sales of the Offered Securities) include, or will include, statements to the effect that the Offered Securities have not been registered under the U.S. Securities Act and may not be offered or sold in the United States unless an exemption from the registration requirements of the U.S. Securities Act and all applicable state securities laws is available. Such statements have appeared, or will appear, (i) on the cover page of the preliminary U.S. Memorandum and the final U.S. Memorandum; (ii) in the “Notice to Investors on Transfer Restrictions” section of the preliminary U.S. Memorandum and the final U.S. Memorandum; and (iii) in any press release or other public statement made or issued by the Company or anyone acting on the Company’s behalf.

9.The Company will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable state securities laws in connection with the Offering in the United States.

10.Neither the Company nor any of its affiliates either directly or through a person acting on its or their behalf has taken or will take any action that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter represents, warrants and covenants to and with the Company and its counsel on a several basis (and not joint nor joint and several) that:

1.It acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. It has not offered for sale by the Company, and will not offer for sale by the Company, any Offered Securities except: (a) Offered Securities in an Offshore Transaction in accordance with Rule 903 of Regulation S; or (b) Offered Securities in the United States to, or for the account of benefit of, Qualified Institutional Buyers, in transactions that are exempt from the registration requirements of the U.S. Securities Act in compliance with Rule 144A thereunder and in compliance with state securities laws, as provided in this Schedule “B” and the Agreement to which it is annexed. Accordingly, neither the Underwriter, its U.S. Affiliate nor any of their affiliates nor any persons acting on behalf of any of them, has made or will make (except as permitted hereby) any: (x) offer to sell or any solicitation of an offer to buy, any Offered Securities in the United States; (y) arrangement for any sale of Offered Securities to any Purchaser unless, at the time the buy order was or will have been originated, the Purchaser was outside the United States, or such Underwriter, U.S. Affiliate, affiliate or person acting on any of their behalf reasonably believed that such Purchaser was outside the United States; or (z) Directed Selling Efforts.

2.Neither the Underwriter, its U.S. Affiliate nor any of their affiliates either directly or through a person acting on its or their behalf has taken or will take any action that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Securities.

3.It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities, except with its U.S. Affiliate, any Selling Firm or with the prior written consent of the Company. It shall require its U.S. Affiliate and each Selling Firm to agree, for the benefit of the Company, to comply with, and shall use its reasonable best efforts to ensure that its U.S. Affiliate and each Selling Firm complies with, the provisions of this Schedule applicable to the Underwriter as if such provisions applied directly to its U.S. Affiliate and such Selling Firm.

4.All offers to sell and solicitations of offers to purchase Offered Securities in the United States shall be solicited and arranged by the Underwriter through its U.S. Affiliate, which on the dates of such offers and subsequent sales by the Company was and will be duly registered as a broker-dealer under the U.S. Exchange Act and under all applicable state securities laws (unless exempted therefrom) and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. (“FINRA”) in accordance with all applicable United States state and federal securities (including broker-dealer) laws. The U.S. Affiliate will arrange for all offers of Offered Securities for sale by the Company to be in compliance with all applicable United States federal and state broker-dealer requirements and this Schedule “B” and the Agreement to which it is annexed.

5.The Underwriter and its U.S. Affiliate and their respective affiliates, either directly or through a person acting on behalf of any of them, have not solicited and will not solicit offers for, and have not offered to sell and will not offer to sell, any of the Offered Securities in the United States by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act in connection with the offer and sale of the Securities in the United States.

6.Any offer, or solicitation of an offer to buy, Offered Securities that has been made or will be made in the United States, was or will be made only to Qualified Institutional Buyers.

7.Immediately prior to soliciting any person in the United States, the Underwriter, the U.S. Affiliate, their respective affiliates, and any person acting on behalf of any of them, had reasonable grounds to believe and did believe that each such offeree was a Qualified Institutional Buyer, and at the time of completion of each sale by the Company to a person in the United States, the Underwriter, the U.S. Affiliate, their respective affiliates, and any person acting on behalf of any of them will have reasonable grounds to believe and will believe, and have no reason not to believe, that each such Purchaser is a Qualified Institutional Buyer.

8.Each offeree of Offered Securities, in the United States, who is acting for the account or benefit of a person in the United States has been or shall be provided with a copy of the final U.S. Memorandum, in the form agreed to by the Company and the Underwriters, including the Prospectus. Prior to any sale of Offered Securities, to, or for the account of benefit of, a person in the United States or to a person who was offered such securities in the United States, each such Purchaser shall be provided with a copy of the final U.S. Memorandum, including the Prospectus, and no other written material was used in connection with the offer or sale of the Offered Securities to, or for the account or benefit of, persons in the United States.

9.Prior to the completion of any sale by the Company of Offered Securities in the United States or to, or for the account or benefit of, persons in the United States, each such Purchaser that is a Qualified Institutional Buyer thereof will be required to execute a Qualified Institutional Buyer Letter in the form attached to the final U.S. Memorandum.

10.It acknowledges that until a minimum of 40 days after the Closing, an offer or sale of the Offered Securities within the United States by any dealer (whether or not participating in this offering) may violate the registration requirement of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirement of the U.S. Securities Act.

11.At least one Business Day prior to the applicable Closing Date, the Transfer Agent will be provided with a list of the names and addresses of all Purchasers in the United States.

12.At the Closing, each Underwriter and its U.S. Affiliate that has offered or solicited offers of Offered Securities in the United States will provide a certificate, substantially in the form of Exhibit I, relating to the manner of the offer and sale of the Offered Securities in the United States, or will be deemed to represent and warrant that it did not make any offers or solicitations to purchase Offered Securities in the United States.

EXHIBIT I TO SCHEDULE “B”
(TERMS AND CONDITIONS OF U.S. SALES)

UNDERWRITERS’ CERTIFICATE

In connection with the offer and sale in the United States of units (the “Offered Units”) of Red White & Bloom Brands Inc. (the “Company”) pursuant to an underwriting agreement (the “Underwriting Agreement”) dated August 25, 2020 between the Company and the Underwriters named in the Underwriting Agreement, the undersigned each hereby certify as follows:

1.[●] is, on the date hereof, and was at the time of each offer and sale of the Offered Units made by it, a duly registered broker-dealer with the United States Securities and Exchange Commission, and a member of and in good standing with FINRA;

2.prior to the purchase of any Offered Units, each offeree in the United States was provided with a copy of the U.S. Placement Memorandum, and no other written material, other than the U.S. Preliminary Placement Memorandum and any Supplementary Material approved by the Company for use in presentations to prospective purchasers, was used by us in connection with the Offering of the Offered Units in the United States;

3.immediately prior to transmitting such U.S. Placement Memorandum to such offerees, we had reasonable grounds to believe and did believe and had no reason to disbelieve that each offeree purchasing Offered Units from us was a Qualified Institutional Buyer and, on the date hereof, we continue to believe that each person purchasing Offered Units in the United States is a Qualified Institutional Buyer;

4.no form of General Solicitation or General Advertising was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine, on the internet or similar media or broadcast over radio, television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Offered Units in the United States;

5.all offers and sales of Offered Units in the United States have been effected by [●] in accordance with all applicable U.S. federal and state broker-dealer requirements and FINRA rules;

6.all offers and sales of the Offered Units have been conducted by us in accordance with the terms of the Underwriting Agreement, including Schedule “B” thereto; and

7.prior to any sale of the Offered Units in the United States, we caused each purchaser to execute a Qualified Institutional Buyer Letter in the form attached as Exhibit I to the U.S. Placement Memorandum.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined in this Exhibit.

B-2

Dated this ________ day of _________________________, 2020.

[INSERT NAME OF UNDERWRITER]		[INSERT NAME OF U.S. AFFILIATE]

By:		By:
	Name:		Name:
	Title:		Title: